Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130194

Offer to Exchange
all outstanding
8 1/8% Senior Subordinated Notes due 2015
($150,000,000 aggregate principal amount outstanding)
for
8 1/8% Senior Subordinated Notes due 2015
which have been registered under the Securities Act
of
Dycom Investments, Inc.
Guaranteed on a Senior Subordinated basis by
Dycom Industries, Inc.
and Certain of its Subsidiaries
       Dycom Investments, Inc., or the issuer, hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which together constitute the exchange offer, to exchange $150,000,000 aggregate principal amount of its new 8 1/8% Senior Subordinated Notes due 2015, or the new notes, for $150,000,000 aggregate principal amount of its issued and outstanding 8 1/8% Senior Subordinated Notes due 2015, or the old notes and, collectively with the new notes, the notes.
The Exchange Offer

•	The exchange offer will expire at 12:00 midnight, New York City time, on March 23, 2006, unless extended.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn any time prior to 12:00 midnight, New York City time, on the date of expiration of the exchange offer.

•	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•	The issuer will not receive any proceeds from the exchange offer.
The New Notes

•	The terms of the new notes to be issued are identical in all material respects to the outstanding old notes, except for the transfer restrictions and additional interest provisions relating to the old notes.

•	The new notes will be the issuer’s unsecured senior subordinated obligations and will be subordinated to all of its existing and future senior indebtedness. The new notes will rank equally with the issuer’s existing and future senior subordinated indebtedness and senior to all of its existing and future indebtedness expressly subordinated to the new notes. Dycom Industries, Inc. and its existing and future subsidiaries that guarantee any credit facility of Dycom Industries, Inc. will also guarantee the new notes on an unsecured senior subordinated basis. The new notes and the guarantees will also be effectively subordinated to all existing and future secured indebtedness of the issuer and the guarantors to the extent of the value of the assets securing such indebtedness.

•	No public market exists for the old notes or the new notes. The issuer does not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.
       See “Risk Factors” beginning on page 8 for a discussion of matters that should be considered in connection with the exchange offer.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 24, 2006.

AVAILABLE INFORMATION
      We are incorporating by reference into this prospectus important business and financial information that is not included in or delivered with the prospectus. This information is available without charge to security holders upon written or oral request. Requests should be directed to:
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
Attn: Investor Relations
      In order to ensure timely delivery of documents, security holders must request this information no later than five business days before the date they must make their investment decision. Accordingly, any request for documents should be made by March 16, 2006 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

      Each holder of old notes wishing to accept this exchange offer must deliver the old notes to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of old notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company, or DTC. All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

      If you are a broker-dealer that receives new notes pursuant to this exchange offer in exchange for old notes acquired for your own account as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act of 1933, or the Securities Act. If you are a broker-dealer that acquired old notes directly from the issuer, you will not be able to participate in the exchange offer. For more information, see the section called “Plan of Distribution” in this prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by them. We are not making an offer of exchange in any jurisdiction where the offer is not permitted.

FORWARD-LOOKING STATEMENTS
      This prospectus including any documents incorporated by reference or deemed to be incorporated by reference contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations, and competitive environment. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include:

•	economic conditions in the telecommunications industry and in the economy generally;

•	the cyclical nature of the telecommunications industry;

•	our success in entering into, renewing or replacing our master service agreements;

•	technological and structural changes in the industries we serve;

•	our dependence on a limited number of customers;

•	competitive pressures in our industry;

•	fixed prices under our master service agreements limiting our ability to pass on any increase in our costs;

•	collectibility of accounts receivable and cost and estimated earnings in excess of billing;

•	our reliance to a significant extent on self-insurance for our operations;

•	changes in our management;

•	our ability to integrate acquisitions;

•	uncertainty regarding the revenue to be recognized under our master service agreements and other long-term agreements;

•	goodwill impairment charges;

•	changes in the capital expenditure budgets of our customers;

•	restrictions imposed by our senior credit facility and the indenture governing the notes;

•	the use of our cash flow to service our debt;
and other factors discussed under the heading “Risk Factors” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Form 10-K for fiscal year 2005, incorporated by reference in this prospectus. See “Incorporation by Reference.”
      Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. We make these forward-looking statements only as of the date of this prospectus, and we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

ii

SUMMARY
      The following is a summary of the more detailed information appearing elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including “Risk Factors” and the additional information, including the financial statements and related notes, included or incorporated by reference in this prospectus, before making a decision to participate in this exchange offer. See “Incorporation by Reference.” In this prospectus, except as otherwise indicated, “Dycom,” “we,” “our,” and “us” refer to Dycom Industries, Inc. and its consolidated subsidiaries. References to “Holdings” refer only to Dycom Industries, Inc. and references to the “issuer” refer only to Dycom Investments, Inc. References to “fiscal year” refer to the 12-month period ending on the last Saturday in July of the applicable year.
The Exchange Offer
      On October 11, 2005, we completed the private offering of $150 million of 8 1/8% senior subordinated notes due 2015. Concurrently, we entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and to complete the exchange offer within 30 business days of the effectiveness of the registration statement of which this prospectus forms a part. In the exchange offer, you are entitled to exchange your outstanding old notes for new notes with substantially identical terms that have been registered under the Securities Act. You should read the discussion under the heading “Description of the New Notes” for further information regarding the new notes.
      We believe that the new notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer.
      The issuer is a direct wholly owned subsidiary of Dycom Industries, Inc. The issuer is an intermediate holding company having no operations and no significant assets other than the capital stock of the operating subsidiaries of Dycom Industries, Inc.
The Company
      We are a leading provider of specialty contracting services. These services are provided throughout the United States and include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric utilities and others. For the fiscal year ended July 30, 2005, specialty contracting services related to the telecommunications industry, underground utility locating, and electric and other construction and maintenance to electric utilities and others contributed approximately 74.3%, 21.6%, and 4.1%, respectively, to our total revenues. For fiscal year 2005, we generated revenues of $986.6 million. For the fiscal 2006 first quarter ended October 29, 2005, specialty contracting services related to the telecommunications industry, underground utility locating, and electric and other construction and maintenance to electric utilities and others contributed approximately 70.6%, 22.2%, and 7.2%, respectively, to our total revenues. For the fiscal 2006 first quarter ended October 29, 2005, we generated revenues of $260.9 million.
      We have established relationships with many leading telephone companies, cable television multiple system operators, a direct broadcast satellite operator, and electric utilities, including Verizon Communications Inc. (“Verizon”), BellSouth Corporation (“BellSouth”), Comcast Cable Corporation (“Comcast”), Sprint Nextel Corporation (“Sprint”), Qwest Communications International, Inc. (“Qwest”), Charter Communications, Inc. (“Charter”), DIRECTV Group, Inc. (“DIRECTV”), Alltel Corporation (“Alltel”), and Adelphia Communications Corporation (“Adelphia”). We are party to over 200 master service agreements. During fiscal 2005, approximately 88.8% of our total revenues were produced by multi-year master service agreements and other long-term agreements. During the first quarter of fiscal 2006, approximately 81.2% of our total revenues were produced by multi-year master service agreements and other long-term agreements.

Recent Developments
      On October 17, 2005, we accepted for purchase 8,763,451 shares of our common stock that were properly tendered and not withdrawn pursuant to a modified “Dutch Auction” tender offer, at a purchase price of $21.00 per share, for a total cost of approximately $184.0 million. The tender offer was financed with the proceeds of the issuance of the old notes, borrowings of $33.0 million from our senior credit facility and cash on hand.
      On December 19, 2005, we announced that we had acquired all of the issued and outstanding common stock of Prince Telecom Holdings, Inc., a Delaware corporation (“Prince”), for approximately $65.1 million in cash. Prince installs and maintains customer premise equipment, including set top boxes and cable modems, for leading cable multiple systems operators throughout the United States. Prince has guaranteed our senior credit facility and therefore, pursuant to the indenture for the notes, has guaranteed the notes on a senior subordinated basis.

      Our principal executive offices are located at 11770 US Highway 1, Suite 101, Palm Beach Gardens, Florida 33408, and our telephone number is (561) 627-7171. Our website is located at www.dycomind.com. The information on this website is not part of this prospectus.

Summary of the Terms of the Exchange Offer
      On October 11, 2005, the issuer issued $150 million aggregate principal amount of unregistered 8 1/8% senior subordinated notes due 2015. These old notes are guaranteed on an unsecured senior subordinated basis by Dycom and its existing subsidiaries that guarantee Dycom’s credit facility. The exchange offer relates to the exchange of up to $150 million aggregate principal amount of old notes for an equal aggregate principal amount of new notes. The new notes will be the issuer’s obligations entitled to the benefits of the indenture that also governs the old notes. The form and terms of the new notes are identical in all material respects to the form and terms of the old notes, except that the new notes have been registered under the Securities Act, and therefore will not have restrictions on transfer or provisions relating to the payment of additional interest.

Registration rights agreement	You are entitled to exchange your notes for registered notes with terms that are identical in all material respects. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will generally no longer be entitled to any exchange or registration rights with respect to your notes.

The exchange offer	The issuer is offering to exchange $1,000 principal amount of its 8 1/8% senior subordinated notes due 2015 which have been registered under the Securities Act for each $1,000 principal amount of its outstanding 8 1/8% senior subordinated notes due 2015 which were issued on October 11, 2005 in a private offering. In order to be exchanged, an old note must be properly tendered and accepted. Subject to termination of the exchange offer, all old notes that are validly tendered and not validly withdrawn will be exchanged. As of the date of this prospectus there are $150 million principal amount of old notes outstanding. The issuer will issue new notes promptly after the expiration of the exchange offer.

Resale of the new notes	Based on interpretations by the staff of the SEC, we believe that you will be able to resell the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours.

If any of these conditions are not satisfied, (1) you will not be eligible to participate in the exchange offer, (2) you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and (3) you must comply with the registration and prospectus delivery requirements of the Securities Act, or an exemption from those requirements, in connection with the resale of your notes.

If you are a broker-dealer and you will receive new notes in exchange for old notes that you acquired for your own account as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

In accordance with the conditions, if you are a broker-dealer that acquired the old notes directly from the issuer in the initial offering and not as a result of market-making activities, you will not be eligible to participate in the exchange offer.

Expiration date	The exchange offer will expire at 12:00 midnight, New York City time, March 23, 2006, unless we decide to extend the expiration date.

Accrued interest on the new notes and the old notes	The new notes will bear interest from October 11, 2005. Holders of old notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such old notes accrued from October 11, 2005 to the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on April 15, 2006 (the first interest payment date with respect to the new notes to be issued in the exchange offer) that they would have received had they not accepted the exchange offer.

Termination of the exchange offer	We may terminate the exchange offer if we determine that the exchange offer could be materially impaired due to any action or proceeding instituted or threatened in any court or by or before any governmental agency, or that the exchange offer violates applicable law or any interpretation of the staff of the SEC of applicable law. We do not expect any of these conditions to occur, although we can offer no assurance that such conditions will not occur. Should we fail to consummate the exchange offer, holders of old notes will have the right under the registration rights agreement executed as part of the offering of the old notes to require us to file a shelf registration statement relating to the resale of the old notes.

Procedures for tendering old notes	If you are a holder of a note and you wish to tender your note for exchange pursuant to the exchange offer, you must transmit to Wachovia Bank, National Association, as exchange agent, on or prior to the expiration date of the exchange offer:

• either:

• a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

• a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system, or ATOP, and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

• a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer — Procedure for Tendering.”

By executing the letter of transmittal, or sending a message through ATOP, each holder will represent to us that: (1) the notes to be issued in the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, (2) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes and (3) neither the holder nor any such other person is an “affiliate” (as defined in Rule 405 under the Securities Act) of ours.

Special procedures for beneficial owners	If you are the beneficial owner of notes and your name does not appear on a security position listing of DTC because your notes are held by a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes in the exchange offer, you should promptly contact such person in whose name your notes are held and instruct such person to tender on your behalf.

Withdrawal rights	You may withdraw the tender of your notes at any time prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer.

Acceptance of old notes and delivery of new notes	Subject to the conditions summarized above in “Termination of the Exchange Offer” and described more fully under “The Exchange Offer — Termination,” we will accept for exchange any and all outstanding old notes which are properly tendered in the exchange offer prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Material U.S. federal income tax consequences	The exchange of the notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations” for more information.

Consequences of failure to exchange	If you are eligible to participate in this exchange offer and you do not tender your old notes as described in this prospectus, you will not have any further registration rights. In that case, your old notes will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of new notes, the old notes are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the new notes.

Use of proceeds	The issuer will not receive any proceeds from the issuance of notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange agent	Wachovia Bank, National Association, is serving as exchange agent in connection with the exchange offer. The exchange agent can be reached at (704) 590-7413. For more information with respect to the exchange offer, the telephone number for the exchange agent is (704) 590-7413 and the facsimile number for the exchange agent is (704) 590-7628.

Summary Description of the New Notes
      The following is a brief summary of some of the terms of the new notes. For a more complete description of the terms of the new notes, see “Description of the New Notes” contained elsewhere in this prospectus.

Issuer	Dycom Investments, Inc., a direct wholly owned subsidiary of Dycom Industries, Inc.

Notes offered	$150,000,000 aggregate principal amount of 8 1/8% senior subordinated notes due 2015.

Maturity	October 15, 2015.

Interest Payment Dates	April 15 and October 15, commencing April 15, 2006.

Guarantees	Dycom Industries, Inc., our parent company, and its existing and future subsidiaries that guarantee any credit facility of Dycom Industries, Inc. will also guarantee the new notes on an unsecured senior subordinated basis. See “Description of the New Notes — Note Guarantees.”

Ranking	The new notes will be the issuer’s unsecured senior subordinated obligations and will:

• rank junior to all of the issuer’s existing and future senior indebtedness;

• rank equally with the issuer’s existing and future senior subordinated indebtedness, including any old notes that remain outstanding;

• rank senior to all of the issuer’s existing and future indebtedness expressly subordinated to the new notes; and

• be effectively subordinated to all of the issuer’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Similarly, the guarantees of the new notes will:

• rank junior to all of the existing and future senior indebtedness of the guarantors, which will include the obligations of Dycom Industries, Inc. and the subsidiary guarantors under its senior credit facility;

• rank equally with the existing and future senior subordinated indebtedness of such guarantors;

• rank senior to all of the existing and future indebtedness of such guarantors expressly subordinated to the guarantees; and

• be effectively subordinated to all of the existing and future secured indebtedness of such guarantors to the extent of the value of the assets securing such indebtedness.

As of October 29, 2005, in addition to outstanding indebtedness under the old notes, the issuer, Dycom Industries, Inc. and the other guarantors had approximately $82.2 million of senior debt outstanding, including $43.2 million face amount of letters of credit. In addition, we had approximately $223.8 million of unused commitments under our senior credit facility, of which approximately $149.8 million was available for borrowing and, if borrowed, would constitute senior debt. See “Description of the

New Notes — Brief Description of the New Notes and the Note Guarantees.”

Optional Redemption	Before October 15, 2008, the issuer may redeem up to 35% of the aggregate principal amount of the new notes with the net proceeds of certain equity offerings of Dycom Industries, Inc. at 108.125% of the principal amount thereof, plus accrued interest to the redemption date, if at least 65% of the originally issued aggregate principal amount of the new notes remains outstanding. See “Description of the New Notes — Optional Redemption.”

In addition, at any time prior to October 15, 2010, the issuer may redeem the new notes, in whole or in part, at its option, at a redemption price equal to 100% of their principal amount plus a “make-whole premium.” See “Description of the New Notes — Optional Redemption.”

After October 15, 2010, the issuer may redeem some or all of the new notes at any time at the redemption prices set forth in the section “Description of the New Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	Upon certain change of control events of Dycom Industries, Inc., each holder of new notes may require the issuer to purchase all or a portion of such holder’s new notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the purchase date. See “Description of the New Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the new notes will contain covenants that will limit the ability of Dycom Industries, Inc., and the ability of certain of Dycom Industries, Inc.’s subsidiaries, including those that guarantee the notes, to:

• pay dividends on, redeem or repurchase capital stock;

• make investments;

• incur indebtedness; and

• consolidate, merge or transfer all or substantially all of Dycom Industries, Inc.’s or the issuer’s assets.

Some of these covenants will cease to be in effect if the new notes are rated “investment grade,” as defined in the indenture.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the New Notes” in this prospectus.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to tender your old notes in the exchange offer.

RISK FACTORS
      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus in connection with your investment in the new notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risks Relating to the New Notes

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.
      We have a significant amount of indebtedness. On October 29, 2005, we had total outstanding indebtedness of $189.0 million, $43.2 million face amount of letters of credit outstanding, and $223.8 million of undrawn commitments under our senior credit facility. Also, after giving effect to the offering of old notes, our ratio of earnings to fixed charges would have been 3.6x, 5.7x, and 2.0x for the fiscal years ended July 30, 2005, July 31, 2004, and July 26, 2003, respectively. Our ratio of earnings to fixed charges for the fiscal 2006 first quarter ended October 29, 2005 was 13.3x.
      Our indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for the issuer to satisfy its obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and changes in the industries we serve and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.
      In addition, the indenture contains, and our senior credit facility contains, financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We and our subsidiaries have the ability to incur substantially more debt, which could further exacerbate the risks associated with our leverage.
      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. At October 29, 2005, we had borrowing availability of $149.8 million under our senior credit facility based on the financial covenants of the senior credit facility, and all of those borrowings would rank senior to the notes and the guarantees. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness, including the new notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the new notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the new notes, on commercially reasonable terms or at all.

Your right to receive payments on the new notes is junior to the issuer’s existing indebtedness and possibly all of its future borrowings. Further, the guarantees of the new notes are junior to all of the guarantors’ existing indebtedness and possibly to all their future borrowings.
      The new notes and the guarantees of the new notes rank behind all of the issuer’s and the guarantors’ existing indebtedness (other than trade payables and the old notes) and all of their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the new notes and the guarantees. As a result, upon any distribution to the issuer’s creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the issuer or the guarantors or their property, the holders of the senior debt of the issuer and the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.
      In addition, all payments on the new notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt. See “Description of the New Notes — Subordination.”
      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the issuer or the guarantors, holders of the new notes will participate with trade creditors and all other holders of the issuer’s and the guarantors’ subordinated indebtedness in the assets remaining after the issuer and the guarantors have paid all of their senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the new notes may receive less, ratably, than holders of trade payables in any such proceeding.
      As of October 29, 2005, the new notes and the guarantees were subordinated to $39.0 million of senior debt and we had $223.8 million of undrawn commitments under our senior credit facility, of which approximately $149.8 million was available for borrowing. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

The issuer is a holding company, and is dependent on the ability of its subsidiaries to distribute funds.
      The issuer is a holding company and is dependent on the earnings and the distribution of funds from its subsidiaries to make payments on the new notes. None of our subsidiaries is obligated to make funds available to the issuer for payment on the new notes. Furthermore, our subsidiaries will be permitted under the terms of the indenture to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the issuer. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide the issuer with sufficient dividends, distributions or loans to fund payments on these notes when due. See “Description of Other Indebtedness.”

Your right to receive payments on the new notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.
      Most of our subsidiaries will guarantee the new notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the issuer.
      As of October 29, 2005, the new notes were effectively junior to $2.7 million of indebtedness and other liabilities (including trade payables and excluding $3.2 million of intercompany indebtedness owed to guarantors of the notes) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated approximately 0.5% of our consolidated revenues in fiscal 2005 and held approximately 0.7% of our consolidated assets as of July 30, 2005. See note 21 to our audited consolidated financial statements included in this prospectus. Our non-guarantor subsidiaries generated 0.0% of our consolidated revenues in the first quarter of fiscal 2006 and held approximately 0.6% of our consolidated assets as of October 29, 2005.

The issuer may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.
      Upon the occurrence of certain specific kinds of change of control events, the issuer will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we and the issuer will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facility will not allow such repurchases. If the issuer were unable to make the required repurchase of notes, it would constitute a default under the indenture. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of the New Notes — Repurchase at the Option of Holders — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.
      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If you do not tender your old notes in this exchange offer, your notes will remain subject to transfer restrictions.
      If you do not tender your old notes in this exchange offer, your notes will remain restricted securities and will be subject to transfer restrictions. As restricted securities, your old notes:

•	may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available, or if neither such registration nor such exemption is required by law; and

•	will bear a legend restricting transfer in the absence of registration or an exemption from registration.
In addition, a holder of old notes who desires to sell or otherwise dispose of all or any part of its old notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of counsel, reasonably satisfactory in form and substance to us, that such exemption is available.

The issuer will no longer have to comply with the principal restrictive covenants of the indenture governing the notes after the notes are rated investment grade.
      If the notes receive investment grade ratings by both Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. and no default or event of default with respect to the notes has occurred and is continuing, then many of the restrictive covenants in the indenture will cease to apply (see “Description of the New Notes — Certain Covenants”) and holders of the notes will no longer be entitled to the benefit of such provisions. The elimination of these restrictive covenants in the indenture will, to the extent not otherwise restricted by other agreements governing indebtedness, permit the issuer and its subsidiaries, to, among other things, incur indebtedness, pay dividends, or make other restricted payments, incur liens or make investments, in each case which otherwise may not have been permitted pursuant to the indenture. As a result, we may be free to become more highly leveraged. It is possible that any such actions that would be permitted will increase the credit risk faced by the holders of the notes. These covenants will not apply even if the notes do not maintain their investment grade rating.

If an active trading market does not develop for the new notes you may not be able to resell them.
      There is no established trading market for the new notes, and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of the new notes on any securities exchange, although we expect new notes to be eligible for trading on the Portal Market.
Risks Related to Our Business

Demand for our services is cyclical, dependent in large part on the telecommunications industry and could be adversely affected by an economic slowdown.
      Demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. In fiscal 2005 and in the first fiscal quarter of 2006, our telecommunications customers accounted for 74.3% and 70.6% of our revenues, respectively. During fiscal 2001 through fiscal 2003, certain segments of the telecommunications industry suffered a severe downturn that resulted in a number of our customers experiencing financial difficulties. Several of our customers filed for bankruptcy protection, including Adelphia and WorldCom. Additional bankruptcies or financial difficulties of companies in the telecommunications sector could reduce our cash flows and adversely impact our liquidity and profitability. During times of economic slowdown, the customers in the industries we serve often reduce their capital expenditures and defer or cancel pending infrastructure projects. Such developments occur even among customers that are not experiencing financial difficulties. Future economic slowdowns in the industries we serve may impair the financial condition of some of our customers, which may cause them to reduce their capital expenditures and demand for our specialty contracting services and may hinder their ability to pay us on a timely basis or at all.

We derive a significant portion of our revenues from master service agreements, which may be cancelled upon short notice, and we may be unsuccessful in replacing these agreements as they are completed or expire.
      We currently derive a significant portion of our revenues from master service agreements. By their terms, the majority of these contracts may be cancelled by our customers upon short notice, even if we are not in default under these agreements. In addition, projected expenditures by customers under these agreements are not assured until such time as a definitive work order is placed and completed. If a significant customer cancels a master service agreement with us and we were unable to replace the agreement with another on similar terms, our results of operations, cash flows and liquidity could be adversely affected. Recently we have been able to extend some of these agreements on negotiated terms. Market conditions could change, however, and we may not be able to continue to obtain or extend master service agreements through negotiation, and we may be underbid by competitors in an ensuing competitive bidding process. The loss of work obtained through master service agreements could adversely affect our results of operations, cash flows and liquidity.

The industries we serve are subject to rapid technological and structural changes that could reduce the need for our services and adversely affect our revenues.
      The telecommunications industry is characterized by rapid technological change, evolving industry standards and changing customer needs. We generate a significant portion of our revenues from customers in the telecommunications industry. New technology or upgrades to existing technology available to our customers or to our customers’ competitors could reduce the need for our services and adversely affect our revenues and profitability. New or developing services, such as wireless applications, could displace the wireline systems used by our customers to deliver services to consumers. In addition, improvements in existing technology may allow telecommunication companies to improve their networks without physically upgrading them. Additionally, consolidations, mergers and acquisitions in the telecommunications industry have occurred in the past and may occur in the future. These consolidations, mergers and acquisitions may cause the loss of one or more of our customers. Reduced demand for our services or a loss of a significant customer could adversely affect our results of operations, cash flows and liquidity.

We derive a significant portion of our revenues from a few customers, and the loss of one or more of these customers could adversely impact our revenues and profitability.
      Our customer base is highly concentrated, with our top five customers in each of fiscal years 2005, 2004, and 2003 accounting for approximately 64% of our total revenues. In the first quarter of fiscal 2006, our top five customers accounted for approximately 61% of our total revenues. A significant portion of the work we perform for these customers is commissioned under master service agreements, which may be terminated on short notice, even if we are not in default under these agreements. In addition, revenues under our contracts with these customers may vary from period-to-period depending on the timing and volume of work which such customers order in a given period and as a result of competition from the in-house service organizations of our customers. Reduced demand for our services or a loss of a significant customer could adversely affect our results of operations, cash flows and liquidity.

We operate in a highly competitive industry.
      The specialty contracting services industry in which we operate is highly competitive. We compete with other independent contractors, including several that are large domestic companies that may have financial, technical and marketing resources that exceed our own. Our competitors may develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to maintain or enhance our competitive position. We may also face competition from the in-house service organizations of our existing or prospective customers, particularly telecommunications providers, which employ personnel who perform some of the same types of services as we provide. Although our customers currently outsource a significant portion of these services to us and our competitors, we can offer no assurance that our existing or prospective customers will continue to outsource specialty contracting services to us in the future. In addition, there are relatively few barriers to entry into the markets in which we operate and, as a result, any organization with adequate financial resources and access to technical expertise may become a competitor.

Our profitability is based on our ability to deliver our services within the costs and estimates used to establish the pricing of our contracts.
      Most of our long-term contracts are based on units of delivery, and we recognize revenue as the unit of delivery is completed. As the price for each of the units is fixed by the contract, our profitability could decline if our actual costs to complete each unit exceeds our original estimates. Revenue from other contracts is recognized using cost-to-cost measures of the percentage of completion method and is based on the ratio of contract costs incurred to date to total estimated contract costs. Application of the percentage of completion method of accounting requires that our management estimate the costs to be incurred by us in performing the contract. Our process for estimating costs is based upon the professional knowledge and experience of our project managers and financial professionals. However, any changes in original estimates, or the assumptions underpinning such estimates, may result in revisions to costs and income and their effects would be recognized in the period during which such revisions were determined. These changes could result in a reduction or elimination of previously reported profits.

We have a significant amount of accounts receivable and costs and estimated earnings in excess of billings assets.
      We grant credit to our customers, which include telephone companies, cable television multiple system operators, a direct broadcast satellite operator, and other gas and electric utilities. At year-end fiscal 2005, we had net accounts receivable of $161.3 million and costs and estimated earnings in excess of billings of $65.6 million. At October 29, 2005, we had net accounts receivable of $168.0 million and costs and estimated earnings in excess of billings of $80.0 million. We periodically assess the credit of our customers and continuously monitor the timeliness of payments. Our customers may be adversely affected by an economic downturn, which may subject us to potential credit risks. In fiscal 2002, we recorded $20.6 million of bad debt expense attributable to receivables due from Adelphia and WorldCom. Adelphia and WorldCom both filed for bankruptcy protection during fiscal 2002. If any of our significant customers file for bankruptcy or experience financial difficulties, we could experience difficulty in collecting what we are owed by them for work already performed or in process, which could lead to reduced cash flows and a decline in our liquidity. Additionally, we may incur losses in excess of current allowances provided.

We self insure against certain potential liabilities, which leaves us potentially exposed to higher than expected liability claims.
      We retain the risk, up to certain limits, for automobile liability, general liability, workers’ compensation, locate damage claims, and employee group health claims. We estimate and develop our accrual for claims in future periods based on facts, circumstances and historical evidence. However, the calculation of the estimated accrued liability for self-insured claims remains subject to inherent uncertainty. Should a greater number of claims occur compared to what we have estimated, or should the dollar amount of actual claims exceed what we anticipated, our recorded reserves may not be sufficient, and we could incur substantial additional unanticipated charges. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Self-Insured Claims Liability” in our Form 10-K for fiscal year 2005, incorporated by reference in this prospectus.

The loss of certain key managers could adversely affect our business.
      We depend on the performance of our executive officers and the senior management of our subsidiaries. Our senior management team has numerous years of experience in our industry, and the loss of any of them could negatively affect our ability to execute our business strategy. Although we have entered into employment agreements with our executive officers and certain other key employees, we cannot guarantee that any key management personnel will remain with us for any length of time. The loss of key management could adversely affect the management of our operations. We do not carry significant “key-person” life insurance on any of our employees.

Our results of operations may fluctuate seasonally.
      Most of our work is performed outdoors and as a result, our results of operations are impacted by extended periods of inclement weather. Generally, inclement weather occurs during the winter season which falls during our second and third quarters of the fiscal year. In addition, a disproportionate percentage of total holidays fall within our second quarter, which impacts the number of available workdays. As a result, we may experience reduced revenues in the second and third quarters of each year.

If we fail to integrate future acquisitions successfully, this could adversely affect our business and results of operations.
      As part of our growth strategy, we may acquire companies that expand, complement, or diversify our business. We regularly review various opportunities and periodically engage in discussions regarding such possible acquisitions. Future acquisitions may expose us to operational challenges and risks, including the diversion of management’s attention from our existing business, the failure to retain key personnel or customers of an acquired business, the assumption of unknown liabilities of the acquired business for which there are inadequate reserves and the potential impairment of acquired intangible assets. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to successfully integrate any businesses acquired.

Our backlog is subject to reduction and/or cancellation.
      Our backlog is comprised of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under long-term requirements contracts, including master service agreements. In many instances our customers are not contractually committed to specific volumes of services under a contract. However, the customer is obligated once the services are requested by the customer and provided by us. Many of our contracts are multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical relationships with customers and our experience in procurements of this nature. For certain recently initiated multi-year projects relating to fiber deployments for one of our significant customers, we have included in backlog only those amounts relating to calendar year 2005. We have taken this approach with respect to these fiber deployment projects because, when initially installed, they are not required for the day-to-day provision of services by our customer. Consequently, these programs have generally been subject to more uncertainty, as compared to those of our other customers, with regards to budgets and activity levels. Our estimates of a customer’s requirements during a particular future period may not be accurate at any point in time. If our estimated backlog is significantly inaccurate or does not result in future profits, this could adversely affect our results of operations, cash flows and liquidity.

We may incur impairment charges on goodwill or other intangible assets in accordance with SFAS No. 142.
      In accordance with SFAS No. 142, we conduct on at least an annual basis a review of our reporting units to determine whether their carrying value exceeds their corresponding fair market value. Should this be the case, the value of our goodwill may be impaired and may be required to be written down. Any goodwill write-down could adversely affect our results of operations. During fiscal 2005, as a result of our annual impairment analysis, we recognized a non-cash after tax charge in order to reduce the carrying value of goodwill related to WMC (see note 7 to our audited consolidated financial statements included in this prospectus). We may incur future impairments. Under the terms of the indenture, future impairments recorded pursuant to SFAS No. 142 will be excluded from the definition of “Net Income” if we and our Restricted Subsidiaries, on a consolidated basis, have positive net income before the deduction of such impairment charge. See “Description of the New Notes — Certain Covenants — Restricted Payments.”

Unanticipated changes in our tax rates or exposure to additional income and other tax liabilities could affect our profitability.
      We are subject to income taxes in many different jurisdictions of the United States and our tax liabilities are subject to the apportionment of income in different jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings in locations with differing tax rates, in the valuation of deferred tax assets and liabilities or in tax laws or by material audit assessments, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income. In addition, the amount of income and other taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability.

Many of our telecommunications customers are highly regulated and the addition of new regulations or changes to existing regulations may adversely impact their demand for our specialty contracting services and the profitability of those services.
      Many of our telecommunications customers are regulated by the Federal Communications Commission, or FCC. The FCC may interpret the application of its regulations to telecommunication companies in a manner that is different than the way such regulations are currently interpreted and may impose additional regulations. If existing or new regulations have an adverse affect on our telecommunications customers and adversely impact the profitability of the services they provide, then demand for our specialty contracting services may be reduced.

Our operations expose us to various safety and environmental regulations.
      We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety. With respect to safety, our workers frequently operate heavy machinery and, as such, they are subject to potential injury to themselves or others in the vicinity of work being performed. If any of our workers or any other persons are injured or killed in the course of our operations, we could be found to have violated relevant safety regulations, which could result in a fine or, in extreme cases, criminal sanction.
      A significant portion of our operations result in work performed underground. As a result, we are potentially subject to material liabilities related to encountering underground objects which may cause the release of hazardous materials or substances. The environmental laws and regulations which may relate to our business include those regarding the removal and remediation of hazardous substances and waste. These laws and regulations can impose significant fines and criminal sanctions for violations. Costs associated with the discharge of hazardous materials or substances may include clean-up costs and related damages or liabilities. These costs could be significant and could adversely affect our results of operations and cash flows.
USE OF PROCEEDS
      There will be no cash proceeds payable to us from the issuance of the new notes pursuant to the exchange offer. The net proceeds from the issuance of the old notes was approximately $145 million. We used the net proceeds from the issuance of the old notes to partially fund a tender offer of Dycom’s common stock pursuant to a modified Dutch Auction self-tender offer.

CAPITALIZATION
      The following table sets forth our capitalization as of October 29, 2005.
      You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness,” and our audited consolidated financial statements and the related notes thereto included elsewhere or incorporated by reference in this prospectus.

October 29, 2005

Cash and equivalents	$61,901

Debt (including current maturities)
Notes(1)	$150,000
Senior credit facility	33,000
Other notes and capital leases payable	6,004

Total debt	189,004

Stockholders’ Equity:
Common stock, par value $0.33 1/3 per share:
150,000,000 shares authorized; 48,865,186 issued and outstanding (40,101,735 as adjusted)	13,370
Additional paid-in capital	170,441
Deferred compensation	—
Retained earnings	191,619

Total stockholders’ equity	375,430

Total capitalization	$564,434

(1)	Assuming full participation in the exchange offer, notes consists of the old notes prior to the exchange offer and the new notes subsequent to the exchange offer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      We have derived the selected consolidated balance sheet information as of July 30, 2005 and July 31, 2004 and the selected consolidated statements of operations information for the years ended July 30, 2005, July 31, 2004 and July 26, 2003 from our audited consolidated financial statements included in or incorporated by reference in this prospectus. We have derived the selected consolidated balance sheet information as of July 26, 2003, July 27, 2002 and July 28, 2001 and the selected consolidated statements of operations information for the years ended July 27, 2002 and July 28, 2001 from our audited financial statements not included in this prospectus. We have derived the selected financial data as of and for the three months ended October 29, 2005 and October 30, 2004 from our unaudited financial statements, which reflect all normal, recurring adjustments that, in the opinion of management, are necessary to present fairly this unaudited financial data. We use a fiscal year ending on the last Saturday in July. Fiscal 2005 consisted of 52 weeks, fiscal 2004 consisted of 53 weeks, and fiscal 2003, fiscal 2002, and fiscal 2001 consisted of 52 weeks. You should read the following selected consolidated financial information together with our audited consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for fiscal year 2005, incorporated by reference in this prospectus to the extent set forth under “Incorporation by Reference”. Historical results are not necessarily indicative of future results and the results of any interim period are not necessarily indicative of the results for the entire fiscal year.

	Years Ended					Three Months Ended

	July 30,	July 31,	July 26,	July 27,	July 28,	October 29,	October 30,
	2005(1)	2004(2)	2003	2002(3)	2001(4)	2005	2004

	(In thousands)
Consolidated Statements of Operations Information:
Revenues:
Contract revenues	$986,627	$872,716	$618,183	$624,021	$826,746	$260,898	$263,166

Expenses:
Costs of earned revenues, excluding depreciation	785,616	673,562	482,877	478,971	615,239	213,300	208,670
General and administrative	78,960	74,580	68,774	67,446	73,518	19,413	18,366
Bad debts expense	767	776	1,285	21,550	58	42	(384)
Depreciation and amortization	46,593	42,066	39,074	38,844	40,117	11,381	11,265
Goodwill and intangible impairment charges(5)	28,951	—	—	47,880	—	—	—

Total	940,887	790,984	592,010	654,691	728,932	244,136	237,917

Gain on sale of accounts receivable	—	11,359	—	—	—	—	—
Interest income	1,341	775	1,509	2,936	5,331	690	116
Interest expense	(417)	(963)	(208)	(316)	(835)	(842)	(162)
Other income, net	11,970	4,277	2,981	1,460	2,673	1,131	594

Income (loss) before income taxes and cumulative effect of change in accounting principle	58,634	97,180	30,455	(26,590)	104,983	17,741	25,797

Provision (Benefit) For Income Taxes:
Current	28,072	35,044	7,529	17,216	41,909	8,187	8,625
Deferred	6,248	3,503	5,777	(7,708)	1,664	(1,168)	1,551

Total	34,320	38,547	13,306	9,508	43,573	7,019	10,176

Income (loss) before cumulative effect of change in accounting principle	24,314	58,633	17,149	(36,098)	61,410	10,722	15,621
Cumulative effect of change in accounting principle, net of $12,117 income tax benefit(6)	—	—	—	(86,929)	—	—	—

Net income (loss)	$24,314	$58,633	$17,149	$(123,027)	$61,410	$10,722	$15,621

Earnings Per Common Share:
Basic earnings (loss) per common share	$0.50	$1.21	$0.36	$(2.73)	$1.45	$0.23	$0.32
Diluted earnings (loss) per common share	$0.49	$1.20	$0.36	$(2.73)	$1.44	$0.23	$0.32

	Years Ended									Three Months Ended

	July 30,		July 31,		July 26,		July 27,	July 28,		October 29,		October 30,
	2005(1)		2004(2)		2003		2002(3)	2001(4)		2005		2004(1)

	(In thousands, except ratios)
Other Financial Information:
Cash flows from operating activities	$87,432		$124,218		$24,998		$64,704	$132,597		$(4,183)		$6,788
Cash flows from investing activities	(33,958)		(168,801)		5,127		(12,270)	(105,388)		(11,463)		(20,383)
Cash flows from financing activities	(1,795)		1,264		1,713		(68,294)	(3,127)		(5,515)		(319)
Ratio of earnings to fixed charges (deficiency)(7)	18.5	x	23.3	x	9.1	x	$(26,590)	27.3	x	13.3	x	30.8	x

	As of					As of

	July 30,	July 31,	July 26,	July 27,	July 28,	October 29,
	2005(1)	2004(2)	2003	2002(3)	2001(4)	2005

	(In thousands)
Consolidated Balance Sheet Information:
Cash and equivalents	$83,062	$31,383	$74,702	$42,864	$58,724	$61,901
Short-term investments(8)	—	20,010	55,150	73,188	71,760	—
Total assets	696,709	651,835	536,543	514,553	575,696	700,352
Total debt, including current portion	6,928	11,257	30	108	9,069	189,004
Total stockholders’ equity	$549,810	$518,961	$450,340	$431,297	$468,881	$375,430

(1)	Amounts include the results and balances of RJE (acquired September 2004) since its acquisition date.

(2)	Amounts include the results and balances of UtiliQuest (acquired December 2003) and the results and balances of First South (acquired November 2003) since their respective acquisition dates.

(3)	Amounts include the results and balances of Arguss Communications, Inc. (“Arguss”) (acquired February 2002) since its acquisition date.

(4)	Amounts include the results and balances of Cable Connectors, Inc. (acquired October 2000), Schaumberg Enterprises, Inc. (acquired December 2000), Point to Point Communications, Inc. (acquired December 2000), Stevens Communications, Inc. (acquired January 2001), and Nichols Holding, Inc. (acquired April 2001) since their respective acquisition dates.

(5)	During fiscal 2005, we incurred a goodwill impairment charge related to WMC, as a result of our annual SFAS No. 142, “Goodwill and Other Intangible Assets” valuation of reporting units. The under-performance of the subsidiary’s financial results, combined with a reduction in the future expected cash flows from this subsidiary resulted in a goodwill impairment charge of approximately $29.0 million (see note 7 to our audited consolidated financial statements included in this prospectus). During fiscal 2002, two of our customers, Adelphia and WorldCom, filed for bankruptcy protection and as a result, we incurred goodwill impairment charges of approximately $45.1 million for WMC and approximately $2.5 million for our Point-to-Point Communications, Inc. subsidiary. We also recorded an impairment charge of $0.3 million in the fourth quarter 2002 related to the write-down of other intangible assets.

(6)	During fiscal 2002, we incurred a goodwill impairment charge of $99.0 million ($86.9 million after tax) as a result of the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”. The subsidiaries for which an impairment charge was recognized consisted of Apex Digital, Inc., Globe Communications, Inc., Locating, Inc., Point-to-Point Communications, Inc., Tesinc Inc., Nichols Construction, Inc., C-2 Utility Contractors, Inc. and Lamberts’ Cable Splicing Co.

(7)	For the purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income from operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and an estimate of the interest within rental expense. For the year ended July 27, 2002 there would have been a coverage deficiency of approximately $26.6 million for the ratio of earnings to fixed charges.

(8)	Short-term investments previously classified as cash and equivalents have been reclassified as short-term investments to conform to current period presentation.

THE EXCHANGE OFFER
Registration Rights
      In connection with our private offering of the old notes on October 11, 2005, the issuer and the guarantors entered into a registration rights agreement with the initial purchasers of the old notes. Under this registration rights agreement we agreed, within 90 days after the issuance of the old notes, to use our commercially reasonable efforts to file a registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes with terms identical to the old notes in all material respects. The new notes, however, will not contain terms with respect to transfer restrictions or terms obligating the issuer to pay additional interest in the event of a registration default which includes, among other events, failure to file an exchange offer registration statement with the Commission within 90 days following the issue of the old notes, failure to have the exchange offer registration statement declared effective within 180 days following the issue of the old notes and failure to issue the new notes within 30 days of effectiveness of the exchange offer registration statement, of which this prospectus is a part.
Terms of the Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the issuer will accept all old notes validly tendered prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
      As of the date of this prospectus, $150 million aggregate principal amount of old notes are outstanding. In connection with the issuance of the old notes, we arranged for the old notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The new notes will also be issuable and transferable in book-entry form through DTC.
      This prospectus, together with the accompanying letter of transmittal, is being sent to all holders of old notes as of February 24, 2006.
      The issuer shall be deemed to have accepted validly tendered old notes when, as and if it has given oral or written notice thereof to the exchange agent. See “— Exchange Agent.” The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving new notes from the issuer and delivering new notes to such holders.
      If any tendered old notes are not accepted for any exchange because of an invalid tender or the occurrence of certain other events described in this prospectus, certificates for any such unaccepted old notes will be returned, without expenses, to the tendering holder promptly after the expiration date (see “— Procedure for Tendering”).
      Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”
Expiration Date, Extensions, and Amendments
      The term “expiration date” means March 23, 2006 unless the issuer, in its sole discretion, extends the exchange offer, in which case the term “expiration date” will mean the latest date to which the exchange offer is extended.
      In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will announce the extension by press release, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

      The issuer reserves the right to amend the exchange offer, or to delay acceptance of any old notes in the event that the exchange offer is extended, to extend the exchange offer, or to terminate the exchange offer and to refuse to accept any old notes, if any of the conditions set forth herein under “— Termination” has occurred and has not been waived by it (if permitted to be waived by it) prior to the expiration date, by giving oral or written notice of such amendment, delay, extension or termination to the exchange agent.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose any such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment. In the event of a material change in the offer, including the waiver of a material condition, the issuer will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
      Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release.
Interest on the New Notes
      The new notes will bear interest from October 11, 2005, payable semiannually on October 15 and April 15 of each year, with the first interest payment date on April 15, 2006, at an annual rate of 8 1/8%. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the old notes accrued from October 11, 2005 until the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on April 15, 2006 (the first interest payment date with respect to the new notes) that they would have received had they not accepted the exchange offer.
Resale of the New Notes
      Based on no-action letters issued by the staff of the SEC to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder thereof without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as:

•	the new notes were acquired in the ordinary course of business;

•	the holder is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the new notes;

•	the holder is not a broker-dealer who purchased the notes directly from the issuer to resell pursuant to an exemption under the Securities Act; and

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.
      Holders of old notes wishing to accept the exchange offer must represent to us that these conditions have been met. Each broker-dealer that receives new notes in exchange for old notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of new notes received in exchange for old notes. See “Plan of Distribution.”
Procedure for Tendering
      The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

      If you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date:

(1) either:

(a) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

(b) a computer-generated message transmitted by means of ATOP; and

(2) confirmation of book-entry transfer of such notes into the exchange agent’s account at DTC prior to the expiration date.
      The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. To tender old notes that are held through DTC effectively, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the Exchange agent, electronically transmit their acceptance through ATOP. DTC will then verify the acceptance and send an agent’s message to the exchange agent for its acceptance. The agent’s message must be received by the exchange agent prior to the expiration date in order to make a valid tender. Delivery of tendered Notes must be made to the account of the exchange agent at DTC pursuant to DTC’s procedures for transfer.
      The term “agent’s message” means a message transmitted by DTC and received by the Exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of such book entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the issuer may enforce such agreement against such participant. Delivery of the agent’s message by DTC will satisfy the terms of the exchange offer as to execution and delivery of a letter of transmittal by the participant identified in the agent’s message.
      The method of delivery of old notes and the letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or old notes should be sent to us.
      Any beneficial holder whose old notes are held in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such person promptly and instruct such person to tender on his behalf.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company or any other “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, or the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Institution.
      If the letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
      All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities in the tender of old notes and any conditions of tender as to all of the old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of old notes nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such old notes unless otherwise provided in the letter of transmittal promptly following the expiration date.
      In addition, we reserve the right in our sole discretion to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, or, as set forth under “— Termination,” to terminate the exchange offer; and

•	to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.
The terms of any such purchase or offers may differ from the terms of the exchange offer.
      By tendering, each holder of old notes will represent to us that the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the new notes, that the holder is not a broker-dealer who acquired old notes directly from us and that neither the holder nor any such other person is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.
      To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, or the depositor;

•	identify the old notes to be withdrawn (including the principal amount of the old notes);

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered (including any required signature guarantees); and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with DTC’s procedures.
      All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly tendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be tendered by following one of the procedures described above under “— Procedure for Tendering” at any time prior to the expiration date.
Termination
      Notwithstanding any other term of the exchange offer, the exchange offer will be subject to the following conditions:

•	that the exchange offer, or the making of any exchange by a holder, does not violate applicable or any applicable interpretation by the staff of the SEC;

•	the due tendering of the old notes in accordance with the exchange offer;

•	that each holder of old notes exchanged in the exchange offer has represented that all new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it will have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act of 1933) of the new notes and will have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form S-4 or other appropriate form under the Securities Act of 1933 available and to allow us to carry out the exchange offer; and

•	that no action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might materially impair our ability to proceed with the exchange offer.
Exchange Agent
      Wachovia Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail:	By Overnight Courier or Regular Mail:	By Hand Delivery:
Wachovia Bank, N.A. Customer Information Center Attn: Corporate Actions, NC-1153 1525 West WT Harris Blvd - 3C3 Charlotte, North Carolina 28262-8522	Wachovia Bank, N.A. Customer Information Center Attn: Corporate Actions, NC-1153 1525 West WT Harris Blvd - 3C3 Charlotte, North Carolina 28262-8522	Wachovia Bank, N.A. Customer Information Center Attn: Corporate Actions, NC-1153 1525 West WT Harris Blvd - 3C3 Charlotte, North Carolina 28262-8522
By Facsimile Transmission: (704) 590-7628
Confirm by Telephone: (704) 590-7413
      Wachovia Bank, National Association is the trustee under the indenture governing the notes.
Fees and Expenses
      The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by officers and regular employees of ours and our affiliates in person, by facsimile or telephone.
      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent’s reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.
      The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees, will be paid by us.
      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any other person other than the holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the tendering holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Consequences of Failure to Exchange
      If you do not tender your old notes in this exchange offer, they will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may only be resold if:

•	registered pursuant to the Securities Act; or

•	an exemption from registration is available;
and they will continue to bear a legend restricting transfer in the absence of registration or an exemption from registration.
      As a result of the restrictions on transfer and the availability of the new notes, the old notes are likely to be much less liquid than before the exchange offer. Following the consummation of the exchange offer, in general, holders of old notes will have no further registration rights under the registration rights agreement.
DESCRIPTION OF OTHER INDEBTEDNESS
      On December 21, 2004, we entered into a credit agreement with certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner.
      This senior credit facility replaced our prior credit facility that was due to expire in June 2005. The prior credit facility had no outstanding borrowings prior to its termination, and letters of credit outstanding thereunder were transferred to the new credit facility.
      The senior credit facility provides for a maximum borrowing of $300.0 million and terminates on December 21, 2009. This maximum borrowing may be reduced from time to time in accordance with the terms of the senior credit facility. The senior credit facility contains a sublimit of $100.0 million for the issuance of letters of credit. Amounts borrowed under the senior credit facility may be borrowed, repaid and reborrowed from time to time until December 21, 2009.
      Borrowings under the senior credit facility bear interest, at our option, at either (a) the bank’s base rate, described in the credit agreement as the higher of the annual rate of the lead bank’s prime rate or the federal funds rate plus 0.50%, or (b) LIBOR plus, in either case, a spread based upon our consolidated leverage ratio. Based on our current leverage ratio, borrowings would be eligible for a spread of 0.0% for revolving borrowings based on the prime rate or the federal funds rate and 1.0% for revolving borrowings based on LIBOR. On January 20, 2006 the weighted average interest rate on borrowings under our credit facility was approximately 5.77%. Our annual debt service, based on amounts outstanding at January 20, 2006 and, with respect to borrowings under our credit facility, based on the weighted average interest rate on such date, was approximately $14.7 million. Under the credit agreement, we agreed to pay a facility fee, payable quarterly, at rates that range from 0.2% to 0.375% of the unutilized commitments depending on our leverage ratio. However, in the event we utilize less than one-third of this facility, the fee will be 0.375% of the unutilized commitments. The payments under the senior credit facility are guaranteed by most of our subsidiaries.
      The credit agreement contains affirmative and negative covenants customary for credit facilities of this type, including limitations on us and our subsidiaries with respect to the incurrence of indebtedness and liens, the making of investments and distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions and transactions with affiliates. The credit agreement contains financial covenants which require us to (1) maintain a leverage ratio of not greater than 2.75 to 1.00, as measured at the end of each fiscal quarter, (2) maintain an interest coverage ratio of not less than 2.75 to 1.00, as measured at the end of each fiscal quarter, and (3) maintain consolidated tangible net worth of not less than $200.0 million plus (A) 50% of our consolidated net income (if positive) from the date of the credit agreement to the date of computation plus (B) 75% of our equity issuances made from the date of the credit agreement to the date of computation.
      On September 12, 2005, we amended our credit agreement to allow for the issuance and sale of the old notes and the application of the net proceeds of the offering of old notes towards the financing of the tender offer for our common shares. The amendment also amends certain financial covenants in the credit agreement and provides that a modification of the subordination provisions of the indenture will be a default under the senior credit facility. After giving effect to the amendment, we are required to (1) maintain a consolidated leverage ratio not greater than 3.00 to 1.00, (2) maintain an interest coverage ratio of not less than 2.75 to 1.00, as measured at the end of each fiscal quarter and (3) maintain consolidated tangible net worth, which shall be calculated at the end of each fiscal quarter, of not less than (a) prior to the consummation of the tender offer, $200.0 million plus 50% of consolidated net income (if positive) from December 21, 2004 to the date of computation plus 75% of the equity issuances made from December 21, 2004 to the date of computation and (b) after the consummation of the tender offer, $50.0 million plus 50% of consolidated net income (if positive) from the effective date of the amendment to the date of computation plus 75% of the equity issuances made from the date of the amendment to the date of computation. As of October 29, 2005, we had $33.0 million of borrowings under the senior credit facility and had $37.3 million face amount of letters of credit outstanding under the facility sublimit for letters of credit. We borrowed $33.0 million under the senior credit facility to pay a portion of the shares of our common stock tendered in our tender offer.
DESCRIPTION OF THE NEW NOTES
      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Issuer” refers only to Dycom Investments, Inc. and not to any of its subsidiaries, and the word “Holdings” refers only to Dycom Industries, Inc. and not to any of its subsidiaries.
      The Issuer issued the old notes under an indenture among itself, the Guarantors and Wachovia Bank, National Association as trustee. A copy of the form of indenture will be made available upon request. Upon the issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. We refer to the new notes throughout this description as the “new notes,” the old notes as the “old notes” and the new notes and old notes together as the “notes.”
      The following description is a summary of the material provisions of the indenture. It does not restate the agreement in its entirety. We urge you to read the indenture because it contains the provisions that will govern the notes. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.
      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.
General
      The new notes will be unsecured, senior obligations of the Issuer. The old notes were issued in an initial aggregate principal amount of $150 million. The new notes will be issued solely in exchange for an equal principal amount of old notes pursuant to the exchange offer. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes except that: (1) the new notes will have been registered under the Securities Act and will not have restrictions on transfer and (2) the new notes will not bear additional interest.

Brief Description of the New Notes and the Note Guarantees

The New Notes
      The new notes will be:

•	general unsecured obligations of the Issuer;

•	subordinated in right of payment to all Indebtedness under the Credit Agreement and all other existing and future Senior Debt of the Issuer;

•	pari passu in right of payment with the old notes and any future senior subordinated Indebtedness of the Issuer; and

•	unconditionally guaranteed by the Guarantors.

The Guarantees
      The new notes will be guaranteed by Holdings and each of its existing and future Domestic Subsidiaries, other than the Issuer, that guarantee any Credit Facility.
      Each guarantee of the new notes will be:

•	a general unsecured obligation of the Guarantor;

•	subordinated in right of payment to all Indebtedness under the Credit Agreement and all other existing and future Senior Debt of that Guarantor; and

•	pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.
      As of October 29, 2005, the Issuer and the Guarantors had total Senior Debt of approximately $82.2 million (including $43.2 million face amount of letters of credit). As indicated above and as discussed in detail below under the caption “— Subordination,” payments on the notes and under these guarantees will be subordinated to the payment of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.
      Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The guarantor Subsidiaries generated approximately 99.5% and 100.0% of our consolidated revenues in fiscal 2005 and in the first quarter of fiscal 2006, respectively, and the guarantor Subsidiaries and Holdings held approximately 99.3% and 99.0% of our consolidated assets as of July 30, 2005 and as of October 29, 2005, respectively. See note 21 to our audited consolidated financial statements included in this prospectus for more detail about the division of its consolidated revenues and assets between the guarantor and non-guarantor Subsidiaries.
      Substantially all of the operations of the Issuer are conducted through its Subsidiaries and, therefore, the Issuer depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Issuer’s Subsidiaries. Any right of the Issuer to receive assets of any of its Subsidiaries upon the Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that the Issuer is itself recognized as a creditor of the Subsidiary, in which case the claims of the Issuer would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of the Subsidiary senior to that held by the Issuer. As of October 29, 2005, the Issuer’s Subsidiaries had approximately $6.0 million of Indebtedness and $117.7 million of trade payables and other liabilities. See “Risk Factors — Your right to receive payments on the notes is junior to the issuer’s existing indebtedness and possibly all of its future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing indebtedness and possibly to all their future borrowings.”
      As of the date of the indenture, all of the Issuer’s Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants —

Designation of Restricted and Unrestricted Subsidiaries,” Holdings will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Holdings’ Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Holdings’ Unrestricted Subsidiaries will not guarantee the notes.
Principal, Maturity and Interest
      The Issuer issued $150.0 million in aggregate principal amount of old notes on October 11, 2005. The Issuer may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuer will issue notes in a minimum amount of $2,000 and integral multiples of $1,000. The notes will mature on October 15, 2015.
      Interest on the notes will accrue at an annual rate of 8 1/8% and will be payable semiannually in arrears on April 15 and October 15, commencing on April 15, 2006. The Issuer will make each interest payment to the holders of record on the immediately preceding March 31 and September 30.
      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      If a holder of notes has given wire transfer instructions to the Issuer, the Issuer will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within The City and State of New York unless the Issuer elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.
Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and Holdings, the Issuer or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
      A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any note selected for redemption. Also, the Issuer will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.
Note Guarantees
      The notes will be guaranteed by each of Holdings and each of its current and future Domestic Subsidiaries (other than the Issuer) that guarantee any Credit Facility. These Note Guarantees will be joint and several obligations of the Guarantors. Each Note Guarantee will be subordinated to the prior payment in full in cash or Cash Equivalents of all Indebtedness under the Credit Agreement and all other Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuer or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition or merger are applied in accordance with the applicable provisions of the indenture.
      The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Holdings, the Issuer or a Restricted Subsidiary of Holdings, if such sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Holdings, the Issuer or a Restricted Subsidiary of Holdings, if such sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”; or

(5) upon the release of such Guarantor of all of its guarantees of any Credit Facility, including any Note Guarantee created pursuant to the “Additional Note Guarantees” provisions of the indenture.
See “— Repurchase at the Option of Holders — Asset Sales.”
Subordination
      The payment of principal, interest and premium and Additional Interest, if any, and other payment obligations on or with respect to, the notes (including any obligations to repurchase the notes) will be subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt, including Senior Debt incurred after the date of the indenture.
      The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”), in the event of any distribution to creditors of the Issuer:

(1) in a liquidation or dissolution of the Issuer;

(2) in a voluntary or involuntary bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Issuer’s assets and liabilities.

      The Issuer also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “— Legal Defeasance and Covenant Defeasance” and “Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity, and the trustee receives a notice of such default (a “Payment Blockage Notice”) from the Issuer or (a) with respect to Designated Senior Debt arising under the Credit Agreement, the agent for the lenders thereunder or (b) with respect to any other Designated Senior Debt, a representative of the holders of such Designated Senior Debt.
      Payments on the notes may and will be resumed:

(1) in the case of a payment default on Designated Senior Debt, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received or (z) the date the Trustee receives notice from the representative for the Designated Senior Debt rescinding such Payment Blockage Notice, unless the maturity of any such Designated Senior Debt has then been accelerated.
      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the notes that have come due have been paid in full in cash or Cash Equivalents.
      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.
      If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “— Legal Defeasance and Covenant Defeasance” and “Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited;
the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.
      The Issuer must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.
      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuer, holders of notes may recover less ratably than creditors of the Issuer or the Guarantors who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of the Issuer or the Guarantors. See “Risk Factors — Your right to receive payments on the notes is junior to the issuer’s existing indebtedness and possibly all of its future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing indebtedness and possibly to all their future borrowings.

Optional Redemption
      At any time on or prior to October 15, 2008, the Issuer may on one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.125% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (including any Additional Notes but excluding notes held by Holdings and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of each such Equity Offering.
      At any time prior to October 15, 2010, the Issuer may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.
      Except pursuant to the two preceding paragraphs, the notes will not be redeemable at the Issuer’s option prior to October 15, 2010.
      On or after October 15, 2010, at any time or from time to time, the Issuer may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive accrued and unpaid interest on the relevant interest payment date:

Year	Percentage

2010	104.063%
2011	102.031%
2012	101.016%
2013 and thereafter	100.000%
      Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.
Mandatory Redemption
      The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.
Repurchase at the Option of Holders

Change of Control
      If a Change of Control occurs, each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of noteholders on the relevant record date to receive accrued and unpaid interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.
      On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuer.
      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new Note will have a minimum amount of $2,000 and integral multiples of $1,000. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Issuer and the Guarantors will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant.
      The Credit Agreement currently prohibits the Issuer and the Guarantors from purchasing any notes, and also provides that certain change of control events with respect to Holdings would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Issuer or the Guarantors become parties may contain similar restrictions and provisions. If a Change of Control occurs at a time when the Issuer and the Guarantors are prohibited from purchasing notes, the Issuer and the Guarantors could seek the consent of their senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer and the Guarantors do not obtain such a consent or repay such borrowings, the Issuer and the Guarantors will remain prohibited from purchasing notes. In such case, the Issuer’s and the Guarantors’ failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.
      The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
      The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Holdings and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Holdings and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Holdings (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Holdings or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Holdings’s most recent consolidated balance sheet, of Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation agreement or transfer agreement that releases Holdings or such Restricted Subsidiary from such liabilities or against which the transferee has granted a full indemnity to Holdings or such Restricted Subsidiary;

(b) any securities, notes or other obligations received by Holdings or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Holdings or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c) any Designated Non-Cash Consideration received by Holdings or any of its Restricted Subsidiaries in such Asset Sale having an aggregated Fair Market Value, taken together with all other Designated Non-Cash consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 5.0% of Holdings’s Consolidated Net Assets as of the date or receipt of such Designated Non-Cash Consideration and (y) $25.0 million (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).
      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Holdings (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Holdings (or enter into a binding agreement to acquire such assets or Capital Stock within 180 days; provided that (x) such acquisition is consummated within 180 days after the date of such binding agreement and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds will be deemed to be Excess Proceeds (as defined below));

(3) to make capital expenditures; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or needed in a Permitted Business (or enter into a binding agreement to acquire such assets within 180 days; provided that (x) such acquisition is consummated within 180 days after the date of such binding agreement and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds will be deemed to be Excess Proceeds).

      Pending the final application of any Net Proceeds, Holdings may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.
      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof the Issuer will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes or any Note Guarantee (other than a Note Guarantee by Holdings) containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased using the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to but not including the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
      The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.
      The Credit Agreement currently prohibits the Issuer and the Guarantors from purchasing any notes, and also provides that certain asset sale events with respect to the Issuer and the Guarantors would constitute a default under these agreements. Any future Credit Facilities or other agreements relating to Senior Debt to which the Issuer and the Guarantors become parties may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Issuer and the Guarantors are prohibited from purchasing notes, the Issuer and the Guarantors may seek the consent of its senior lenders to the purchase of notes or attempt to refinance the borrowings that contain such prohibition. If the Issuer and the Guarantors do not obtain such a consent or repay such borrowings, they will remain prohibited from purchasing notes. In such case, the Issuer and the Guarantors’ failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.
Selection and Notice
      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.
      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.
      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.
Certain Covenants

Changes in Covenants When Notes Rated Investment Grade
      If on any date following the date of the indenture:

(1) the notes are rated Investment Grade by both of the Rating Agencies; and

(2) no Default or Event of Default has occurred and is continuing, then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants specifically listed under the following captions in this prospectus will no longer be applicable to the notes:

(1) “— Repurchase at the Option of Holders-Asset Sales”;

(2) “— Restricted Payments”;

(3) “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4) “— No Layering of Debt”;

(5) “— Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(6) “— Designation of Restricted and Unrestricted Subsidiaries”;

(7) “— Transactions with Affiliates”;

(8) “— Business Activities”; and

(9) “— Additional Note Guarantees.”
      There can be no assurance that the notes will achieve or maintain an Investment Grade rating.

Restricted Payments
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Holdings’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of Holdings’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions (x) payable in Equity Interests (other than Disqualified Stock) of Holdings or (y) payable to Holdings or a Restricted Subsidiary of Holdings);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Holdings) any Equity Interests of Holdings or any direct or indirect parent of Holdings;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Holdings, the Issuer or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Holdings and any of its Restricted Subsidiaries), except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdings and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Holdings for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Holdings’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of assets other than cash received by Holdings since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Holdings or from the issue or sale of convertible or exchangeable Disqualified Stock or the incurrence of Indebtedness convertible or exchangeable into such Equity Interests that has been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock) sold to, or Indebtedness held by, a Subsidiary of Holdings), plus the amount of any cash received by Holdings upon such conversion or exchange; plus

(c) with respect to Restricted Investments made by Holdings and its Restricted Subsidiaries after the date of the indenture, an amount equal to 100% of the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Holdings or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment, from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from any redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in each case, the amount of Restricted Investments previously made by Holdings or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the date of the indenture; plus

(d) 50% of any dividends received by Holdings or a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Holdings, to the extent that such dividends were not otherwise included in Consolidated Net Income of Holdings for such period.
      The preceding provisions will not prohibit, in the case of clauses (5), (7) and (10) below, so long as no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of, a substantially concurrent sale (other than to a Subsidiary of Holdings) of, Equity Interests (other than Disqualified Stock) of Holdings or from a substantially concurrent contribution of common equity capital to Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Holdings, the Issuer or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Holdings to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings or any Restricted Subsidiary of Holdings held by any current or former officer, director or employee of Holdings or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period; provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the net cash proceeds received by Holdings from the sale of Equity Interests (other than Disqualified Stock) of Holdings to members of management or directors of Holdings and its Restricted Subsidiaries that occurs after the date of the indenture (to the extent such cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments), plus (B) the net cash proceeds of key man life insurance policies received by Holdings and its Restricted Subsidiaries after the date of the indenture, less (C) the amount of any Restricted Payments made pursuant to subclauses (A) and (B) of this clause (5);

(6) the repurchase of Equity Interests deemed to occur (a) upon the exercise of stock options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price thereof or (b) upon the transfer of shares of restricted stock to Holdings in connection with the payment of withholding tax by Holdings following a sale of shares of restricted stock by the holder thereof;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Holdings or any Restricted Subsidiary of Holdings issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options of other securities convertible into or exchangeable for Capital Stock of Holdings or to dissenting shareholders if required by law;

(9) the purchase for value of common stock of Holdings in a manner consistent with the Transactions; and

(10) other Restricted Payments in an aggregate amount not to exceed $25.0 million since the date of the indenture.
      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, Holdings will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the indenture. The Board of Directors’ determination of Fair Market Value, to the extent required by this covenant, must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Holdings will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Holdings, the Issuer or any Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness) or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for Holdings’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred, at the beginning of such four-quarter period; provided that the amount of Indebtedness (other than Acquired Indebtedness) and Preferred Stock that may be incurred pursuant to the foregoing by Restricted Subsidiaries (other than the Issuer) that are not Guarantors may not exceed $20.0 million at any one time outstanding.
      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Issuer or any Guarantor of additional Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the face amount of such letter of credit) not to exceed $300.0 million at any one time; provided that such amount will be reduced to the extent of any reduction or elimination by the lenders of any commitment under any Credit Facility relating to the consummation of any Qualified Receivables Transaction for as long as such reduction or elimination of such commitment remains in effect;

(2) the incurrence by Holdings and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Issuer and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the indenture and the registration rights agreement;

(4) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, Disqualified Stock or Preferred Stock, in each case, incurred by Holdings or any of its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property (real or personal), plant or equipment used or useful in a Permitted Business, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $10.0 million or (b) 2.5% of Holdings’s Consolidated Net Assets, in each case, at any time outstanding;

(5) the incurrence by Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (18) of this paragraph;

(6) the incurrence by Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Holdings and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Issuer, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Holdings or a Restricted Subsidiary of Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Holdings or a Restricted Subsidiary of Holdings;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Holdings or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Holdings’s Restricted Subsidiaries to Holdings or to any of its other Restricted Subsidiaries of shares of Preferred Stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than Holdings or a Restricted Subsidiary of Holdings; and

(b) any sale or other transfer of any such Preferred Stock to a Person that is not either Holdings or a Restricted Subsidiary of Holdings;

will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Holdings or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by the Issuer or any of the Guarantors of Indebtedness of Holdings or a Restricted Subsidiary of Holdings that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-retention or self-insurance obligations, bankers’ acceptances, unemployment insurance, performance release, appeal and surety and similar bonds and related obligations and completion guarantees or similar instruments provided or incurred in the ordinary course of business;

(11) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or in the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(13) the incurrence by Holdings of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes;

(14) any Indebtedness which has been defeased in accordance with GAAP; and

(15) the incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, earnout, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Holdings or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary of Holdings (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount so indemnified or otherwise incurred does not exceed the gross proceeds actually received by Holdings or any Restricted Subsidiary thereof in connection with such acquisition or disposition;

(16) the incurrence by a Restricted Subsidiary of Holdings that is not a Domestic Subsidiary (or one or more non-Domestic Subsidiaries) of Indebtedness in an aggregate amount at any time outstanding under this clause (16) (with letters of credit being deemed to have a principal amount equal to the face amount of such letter of credit) not to exceed the greater of (a) $50.0 million or (b) 50% of the Consolidated Net Assets of any such Restricted Subsidiary (or group of non-Domestic Subsidiaries, as applicable);

(17) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to Holdings or to any other Subsidiary of Holdings or their assets (other than such Receivables Subsidiary and its assets and, as to Holdings or any Subsidiary of Holdings, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by any such Person; and

(18) the incurrence by Holdings or any of its Restricted Subsidiaries of additional Indebtedness, or the issuance of Disqualified Stock or Preferred Stock, in an aggregate principal amount or liquidation preference at any time outstanding, including all Permitted Refinancing Indebtedness, Disqualified Stock and Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12), (16) or (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Holdings will be permitted to classify such item of Indebtedness on the date of its incurrence, and later reclassify from time to time all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Holdings as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Holdings or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.
      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination, and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt
      The Issuer will not incur any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of the Issuer and senior in right of payment to the notes. No Guarantor will incur any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis or by virtue of the fact that holders of any secured Indebtedness have entered into intercreditor agreements giving one or more holders priority over other holders in the collateral held by them.

Liens
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens, unless all payments due under the indenture and the notes are secured on a pari passu basis with the obligations so secured (or, in the case of Indebtedness subordinated to the notes or the Note Guarantees, prior or senior to such Indebtedness, with the same relative priority as the notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Sale and Leaseback Transactions
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Issuer or any Guarantor may enter into a sale and leaseback transaction if:

(1) the Issuer or that Guarantor, as applicable, could have incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;” and

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction.

Dividend and Other Payment Restrictions Affecting Subsidiaries
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Holdings or any of its Restricted Subsidiaries;

(2) make loans or advances to Holdings or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Holdings or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness, Credit Facilities (including the Credit Agreement) or any other agreements as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases, conveyances and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) In the case of non-Domestic Restricted Subsidiaries, restrictions under instruments governing Indebtedness incurred pursuant to the first paragraph of the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock” or clause (16) of the second paragraph of the same;

(11) Indebtedness of any Person existing at the time such Person is merged with or into or became a Restricted Subsidiary of Holdings or any of its Restricted Subsidiaries, provided that, (x) such restrictions were not incurred in contemplation of such acquisition and (y) such Indebtedness was permitted to be Incurred by the terms hereof;

(12) any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments or refinancings are, in the good faith judgment of Holdings’ Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing;

(13) provisions that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(14) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Holdings’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(15) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(16) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided that such restrictions apply only to such Receivables Subsidiary.

Merger, Consolidation or Sale of Assets
      (a) Holdings will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Holdings and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Holdings is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Holdings under the notes, the indenture and, to the extent applicable, the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) after giving pro forma effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, Holdings or the Person formed by or surviving any such consolidation or merger (if other than Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made, would, on the date of such transaction, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.” or (b) the Consolidated Fixed Charge Coverage Ratio of the Surviving Entity will not be less than the Consolidated Fixed Charge Coverage Ratio of Holdings and its Restricted Subsidiaries immediately prior to such transaction or series of related transactions.

      In addition, Holdings will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.
      (b) The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and Holdings’s Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer under the notes, the indenture and, to the extent applicable, the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) after giving pro forma effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made, would, on the date of such transaction, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.” or (b) the Consolidated Fixed Charge Coverage Ratio of the Surviving Entity will not be less than the Consolidated Fixed Charge Coverage Ratio of Holdings and its Restricted Subsidiaries immediately prior to such transaction or series of related transactions.
      In addition, the Issuer will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.
      (c) This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(A) a merger of Holdings or the Issuer with an Affiliate solely for the purpose of reincorporating Holdings or the Issuer in another jurisdiction; or

(B) any consolidation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Holdings or the Issuer and Holdings’s Restricted Subsidiaries.

Transactions with Affiliates
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Holdings (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unrelated Person; and

(2) Holdings delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Holdings set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Holdings; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to Holdings or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.
      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement, consulting, service or termination agreement, or any similar arrangement entered into by Holdings or any of its Restricted Subsidiaries and payments pursuant thereto, so long as such agreement or payment has been approved by the Board of Directors of Holdings;

(2) transactions between or among Holdings and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Holdings) that is an Affiliate of Holdings solely because Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees and reasonable and customary indemnification and similar payments to, or an behalf of, Persons who are not otherwise Affiliates of Holdings;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Holdings to Affiliates of Holdings;

(6) services provided to any Unrestricted Subsidiary of Holdings in the ordinary course of business on terms at least as favorable to Holdings and its Restricted Subsidiaries as those that would have been obtained in a comparable transaction with an unrelated Person;

(7) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments” including, without limitation, payments included in the definition of “Permitted Investments”;

(8) the receipt by Holdings of any capital contribution from its shareholders; and

(9) transactions between or among Holdings and its Subsidiaries or transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment.

Business Activities
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdings and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees
      If any non-guarantor Domestic Subsidiary of Holdings, other than the Issuer, guarantees any Credit Facility, or if Holdings or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that guarantees any Credit Facility, in each case other than a Receivables Subsidiary, then such Domestic Subsidiary will become a Guarantor and execute a supplemental indenture within 10 business days of the date on which it guaranteed such Credit Facility and deliver an opinion of counsel reasonably satisfactory to the trustee. The Guarantee of any Note Guarantor will be subordinated to all Indebtedness under the Credit Agreement and all other Senior Debt of Guarantor to the same extent as the notes are subordinated to the Senior Debt of the Issuer.

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of Holdings may designate any Restricted Subsidiary of Holdings to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Holdings and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.
      Any designation of a Subsidiary of Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Holdings giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture, and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Holdings as of such date. If such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” Holdings will be in default of such covenant.
      The Board of Directors of Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if

(1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2) no Default or Event of Default would be in existence following such designation.

Payments for Consent
      Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
Reports
      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Issuer will post to its website and will promptly notify the Trustee of such posting and will, if requested in writing, furnish to the holders of notes or cause the trustee to furnish by mail at the

Issuer’s expense to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Issuer were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports.
      All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Issuer’s consolidated financial statements by the Issuer’s certified independent accountants. In addition, the Issuer will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.
      If, at any time, the Issuer is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Issuer will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Issuer will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuer’s filings for any reason, the Issuer will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC.
      If Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Holdings.
      In addition, the Issuer and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
      If Holdings has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, or has furnished the reports described herein in the manner provided above for the Issuer, including if applicable, by posting such reports on Holdings’s website (including any consolidating financial information required by Regulation S-X relating to the Issuer and the Guarantors), the Issuer shall be deemed to be in compliance with the provisions of this covenant.
Events of Default and Remedies
      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2) default in the payment when due (whether at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by Holdings or any of its Restricted Subsidiaries to consummate a purchase of the notes when required by the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by Holdings or any of its Restricted Subsidiaries for 60 days after notice to Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Holdings or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by Holdings or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction (to the extent any such judgements are not paid or covered by insurance provided by a reputable carrier that has acknowledged coverage in writing) aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary (or any group of Guarantors that, taken together, would constitute a Significant Subsidiary), or any Person acting on behalf of any such Guarantor, denies or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Holdings or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Holdings, the Issuer, any Restricted Subsidiary of Holdings that is a Significant Subsidiary (or any group of Restricted Subsidiaries of Holdings that, taken together, would constitute a Significant Subsidiary), all old notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then old notes may declare all the notes to be due and payable immediately by notice in writing to the Issuer specifying the Event of Default; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the Credit Agreement will be outstanding, that acceleration will not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement; or (2) five Business Days after receipt by Holdings and the Agent under the Credit Agreement of written notice of the acceleration of the Notes.
      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then old notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notices is in their interest, except a Default or Event of Default relating to the payment of principal, interest, premium or Additional Interest, if any.
      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then old notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then old notes have not given the trustee a direction inconsistent with such request within such 60-day period.
      The holders of a majority in aggregate principal amount of the then old notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.
      The Issuer is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. No waiver will be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.
      In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture and all obligations of the Guarantors with respect to the Note Guarantees discharged (“Covenant Defeasance”), and thereafter any failure to comply with those covenants and obligations will not constitute a Default or Event of Default with respect to the notes or the Note Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes and the Note Guarantees.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the old notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the old notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries is bound;

(6) the Issuer must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(7) the Issuer must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
      Except as provided in the next three succeeding paragraphs, the indenture, the notes and the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then old notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders” or “Certain Covenants — Merger, Consolidation and Sale of Assets”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then old notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.
      In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination of the notes and the Note Guarantees that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.
      Notwithstanding the preceding, without the consent of any holder of notes, the Issuer, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Issuer’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to comply with the provisions described under “— Certain Covenants — Additional Note Guarantees,” including to reflect the release of a Note Guarantee of the notes in accordance with the indenture;

(9) to release a Guarantor from its obligations under its Note Guarantee or the indenture in accordance with the applicable provisions of the indenture;

(10) to secure the notes and/or Note Guarantees of the notes;

(11) to evidence and provide for the acceptance of appointment by a successor trustee; or

(12) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.
Satisfaction and Discharge
      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.
      In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      The trustee for the notes is Wachovia Bank, National Association. If the trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.
      The holders of a majority in aggregate principal amount of the then old notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
      The trustee will act as exchange agent for purposes of this exchange offer. The trustee is an affiliate of Wachovia Capital Markets, LLC, as initial purchaser of the old notes and administrative agent under Holdings’ senior credit facility. Wachovia Corporation has entered into a definitive agreement to sell its corporate trust and structured finance trust services businesses to U.S. Bank National Association. Upon completion of the transaction, U.S. Bank will succeed Wachovia Bank, National Association, as trustee.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Secretary, Dycom Industries, Inc., 11770 US Highway 1, Suite 101, Palm Beach Gardens, Florida, 33408.
Book-Entry, Delivery and Form
      The old notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The old notes were also offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, the new notes will be issued in registered, global form in a minimum amount of $2,000 and integral multiples of $1,000 in excess thereof.
      The old notes issued in accordance with Rule 144A Notes were represented by one or more notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”) and old notes issued in accordance with Regulation S were represented by one or more notes in registered, global form without interest coupons (collectively, the “Regulation S Global Notes”). The new notes will also be issued in the form of one or more global notes (collectively, and, together with the Rule 144A Global Notes and the Regulation S Global Notes, the “Global Notes”).
      The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. In addition, beneficial interests in the Rule 144A Global Note may be exchanged for beneficial interests in the Regulation S Global Note and vice versa only in accordance with the indenture and the applicable rules and system procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking (“Clearstream”)), which may change from time to time.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.”
      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised the Issuer that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants.
      The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.
      Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the trustee nor any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of

Euroclear or Clearstream, as the case may be, by their respective depositaries. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised the Issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuer, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Holdings fails to appoint a successor depositary;

(2) the Issuer, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes (DTC has advised the Issuer that, in such event, under its current practices, DTC would notify its participants of the Issuer’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.
In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Same Day Settlement and Payment
      The Issuer will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuer will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
      “Additional Interest” means all liquidated damages then owing pursuant to the registration rights agreement.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. No Person (other than Holdings or any Subsidiary of Holdings) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of Holdings or any of its Subsidiaries solely by reason of such Investment. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
      “Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at October 15 , 2010, (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through October 15, 2010 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.
      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Holdings’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).
      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2) a transfer of assets or Equity Interests between or among Holdings and its Restricted Subsidiaries,

(3) an issuance of Equity Interests by a Restricted Subsidiary of Holdings to Holdings or to a Restricted Subsidiary of Holdings;

(4) the sale or lease of inventory, products, services, accounts receivable or other assets in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete equipment or assets that, in Holdings’s reasonable judgment, are no longer either used or needed in the business of the entity making such disposition;

(5) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(6) the sale or other disposition of cash or Cash Equivalents;

(7) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(8) the creation of any Lien pursuant to the Liens covenant;

(9) sales or dispositions of past due accounts receivable or notes receivable;

(10) leases or subleases of property to the extent not materially interfering with the business of Holdings and its Restricted Subsidiaries, taken as a whole;

(11) trade-ins or exchanges of equipment or other fixed assets;

(12) sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP; it being understood that, for the purposes of this clause (12), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay such notes as soon as practicable from available cash collections (less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Holdings entered into as part of a Qualified Receivables Transaction); and

(13) transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.
      “Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity of a capital lease obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities, unless such securities are deposited to defease any Indebtedness, of not more than one year from the date of acquisition;

(3) time deposits maturing no more than thirty days from the date of creation, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $250.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) any money market deposit account issued or offered by any lender party to the Credit Agreement or with any U.S. commercial bank having capital and surplus in excess of $250.0 million and a Thompson Bank Watch Rating of “B” or better;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(7) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s or Standard & Poor’s and having maturities of not more than one year from the date of acquisition;

(8) money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (7) of this definition;

(9) auction rate securities rated not less than AAA by S&P an not less than Aaa by Moody’s; and

(10) in the case of Subsidiaries of Holdings that are not Domestic Subsidiaries, substantially similar instruments to those set forth in clauses (1) through (9) above, provided that a Thomson Bank Watch Rating will not be required.
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdings and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Holdings;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdings, measured by voting power rather than number of shares; or

(4) Holdings consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Holdings, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Holdings or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Holdings outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and any transaction where, immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.
      “Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.
      “Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.
      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary, nonrecurring or unusual loss or charge plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any impairment loss of Holdings and its Restricted Subsidiaries, on a consolidated basis, relating to goodwill or other intangible assets to the extent included in the calculation of Net Income; plus

(6) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of Holdings or any Restricted Subsidiary; plus

(7) any amortization of debt issuance costs relating to the notes; minus

(8) other non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.
      Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Holdings will be added to Consolidated Net Income to compute Consolidated Cash Flow of Holdings only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Holdings by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
      “Consolidated Net Assets” of any Person means, as of any date, the amount which in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less current liabilities.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions or payments are paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary of the Person;

(2) solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided that Consolidated Net Income for such Restricted Subsidiary will be increased by the amount of dividends or distributions or other payments that are paid in cash (or to the extent converted into cash) to such Restricted Subsidiary in respect to such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Holdings who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Credit Agreement” means that certain Credit Agreement dated as of December 21, 2004, as amended as of September 12, 2005, by and among Holdings, the guarantors party thereto, Wachovia Bank, National Association, as Administrative Agent, certain lenders named therein, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank, National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner, providing for revolving credit, letter of credit and swingline loan borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, in each case, with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by Holdings or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.
      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Facilities;

(2) any Hedging Obligations with respect to Indebtedness constituting Designated Senior Debt; and

(3) to the extent permitted under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Holdings as “Designated Senior Debt.”
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Holdings and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.
      “Domestic Subsidiary” means any Restricted Subsidiary of Holdings other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States, (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code of the United States because of a trade or business within the United States and (c) that does not guarantee or otherwise provide direct credit support for any Indebtedness of Holdings or (2) a Subsidiary of an entity described in the preceding clause (1).
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of Holdings (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Holdings) to any Person other than any Subsidiary thereof.
      “Existing Indebtedness” means Indebtedness of Holdings and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement, the notes or the Note Guarantees) in existence on the date of the indenture, until such amounts are repaid.
      “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by (a) if the value of the assets or securities required to be valued is less than $10.0 million, senior management of Holdings, whose determination (unless otherwise provided in the indenture) will be conclusive if evidenced by an officers’ certificate, or (b) in all other cases, the Board of Directors of Holdings, whose determination (unless otherwise provided in the indenture) will be conclusive if evidenced by a resolution of the Board of Directors.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary revolving credit borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (determined in good faith and based on the reasonable judgment of the chief financial officer) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).
      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Holdings (other than Disqualified Stock) or to Holdings or a Restricted Subsidiary of Holdings, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.
      “Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).
      “Guarantors” means each of:

(1) Holdings;

(2) Holdings’s direct and indirect Domestic Subsidiaries existing on the date of the indenture that guarantee any Credit Facility, other than the Issuer; and

(3) any other Subsidiary of Holdings that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.
      In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.
      “Investment Grade” means, with respect to Moody’s, a rating of Baa3 or, with respect to S&P, a rating of BBB- or better (or, if either such entity ceases to rate the notes, the equivalent investment grade credit rating from any other Rating Agency selected by Holdings).
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Holdings or any Subsidiary of Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Holdings, Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Holdings’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Holdings or any Subsidiary of Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by Holdings or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, except in connection with any Qualified Receivables Transaction, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
      “Moody’s” means Moody’s Investors Service, Inc.
      “Net Income” means, with respect to any specified Person for any period, the net income (loss) of such Person for such period, on a consolidated basis, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss); and

(3) any impairment charge or write-off pursuant to Financial Accounting Standard No. 142; provided, however, that such impairment charge or write-off will be excluded only if such Person and its Restricted Subsidiaries, on a consolidated basis, has positive net income before the deduction of such impairment charge.
      “Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component thereof), received by Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(2) appropriate amounts to be provided by Holdings or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale,

(3) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(4) amounts required to be applied to the repayment of Indebtedness or other liabilities, other than Senior Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale, and

(5) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP;
provided that excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired at that time become Net Proceeds.
      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice,

lapse of time or both any holder of any other Indebtedness of Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Holdings or any of its Restricted Subsidiaries.

      “Note Guarantee” means the Guarantee by each Guarantor of the Issuer’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, gross-ups, damages, costs and expenses and other liabilities payable under the documentation governing any Indebtedness.
      “Permitted Business” means the lines of business conducted or proposed to be conducted by Holdings and its Subsidiaries on the date of the indenture and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof.
      “Permitted Investments” means:

(1) any Investment in Holdings or in a Restricted Subsidiary of Holdings;

(2) any Investment in Cash Equivalents;

(3) any Investment by Holdings or any Restricted Subsidiary of Holdings in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Holdings; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdings or a Restricted Subsidiary of Holdings;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets or Equity Interests solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Holdings;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Holdings or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(9) commission, payroll, travel and similar advances to officers and employees of Holdings or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(10) Investments existing on the date of the indenture;

(11) endorsements of negotiable instruments and documents in the ordinary course of business;

(12) any Investment received in exchange for the Equity Interests of an Unrestricted Subsidiary;

(13) repurchases of the notes;

(14) investments in a joint venture engaged in a Permitted Business in an amount, together with any other amount under this clause (14), not to exceed the greater of (a) $50.0 million or (b) 10% of Holdings’s Consolidated Net Assets;

(15) Guarantees permitted to be made pursuant to the covenant “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;

(16) loans and advances to employees made in the ordinary course of business not to exceed $2.0 million in the aggregate at any time outstanding;

(17) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by Holdings or a Subsidiary of Holdings in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections (less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Holdings entered into as part of a Qualified Receivables Transaction); and

(18) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding not to exceed $20.0 million.
      “Permitted Junior Securities” means:

(1) Equity Interests in the Issuer or any Guarantor or any other business entity provided for by a plan of reorganization; or

(2) debt securities of the Issuer or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to at least the same extent as, or to a greater extent than, the notes and the Note Guarantees are subordinated to Senior Debt under the indenture.
      “Permitted Liens” means:

(1) Liens on assets of Holdings or any of its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of Holdings or any of its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Holdings or any Subsidiary of Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Holdings or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Holdings or any Subsidiary of Holdings, provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, bids, contracts (other than contracts for the payment of Indebtedness) or leases to which such Person is a party, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, materialmen and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) Liens incurred to secure property owned or financed by customers, suppliers or other contractors used by Holdings or any of its Subsidiaries in the ordinary course of business;

(11) any interest or title of a lessor in any Capital Lease Obligation or operating lease;

(12) liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to letters of credit and the product and proceeds thereof;

(13) liens securing Hedging Obligations which Hedging Obligations relate to indebtedness that is otherwise permitted under the indenture;

(14) leases and subleases granted to lessors;

(15) liens arising from filing Uniform Commercial Code financing statements regarding leases;

(16) customary non-assignment provisions in leases and other agreements entered into by Holdings or any Restricted Subsidiary in the ordinary course of business;

(17) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(18) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(19) Liens to secure any Permitted Refinancing Indebtedness; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(20) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the incurrence of such Indebtedness is permitted to be incurred under the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(21) prejudgment liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired;

(22) Liens securing Indebtedness of non-Domestic Restricted Subsidiaries permitted to be incurred under the first paragraph of the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock” or clause (16) of the second paragraph of the same;

(23) Liens on assets of Holdings, any Subsidiary of Holdings or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction; and

(24) Liens incurred in the ordinary course of business of Holdings or any Subsidiary of Holdings with respect to obligations that do not exceed $15.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means any Indebtedness of Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued and unpaid interest on the Indebtedness and the amount of all fees and expenses, including premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date (or redemption date, if applicable) later than the final maturity date (or redemption date, if applicable) of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes or any Note Guarantee, such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of such Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged, and is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes or Note Guarantee as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by Holdings or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; provided that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by Holdings, whether or not such Restricted Subsidiary was an obligor or guarantor of the indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.
      “Qualified Receivables Transaction” means any transaction or series of transactions entered into by Holdings or any of its Subsidiaries pursuant to which Holdings or any of its Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Subsidiary (in the case of a transfer by Holdings or any of its Subsidiaries) or (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Holdings or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving accounts receivable.
      “Rating Agencies” means Moody’s and S&P (or, if either such entity ceases to rate the notes, any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Holdings as a replacement agency).
      “Receivables Subsidiary” means a Subsidiary of Holdings which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Holdings (as provided below) to be a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (1) is guaranteed by Holdings or any Subsidiary of

Holdings (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (2) is recourse to or obligates Holdings or any Subsidiary of Holdings in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction or (3) subjects any property or asset of Holdings or any Subsidiary of Holdings (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither Holdings nor any Subsidiary of Holdings has any material contract, agreement, arrangement or understanding (other than on terms no less favorable to Holdings or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Holdings) other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) with which neither Holdings nor any Subsidiary of Holdings has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of Holdings will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Holdings giving effect to such designation, together with an officers’ certificate certifying that such designation complied with the foregoing conditions.
      “Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become, on the date of acquisition thereof, a Restricted Subsidiary.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “S&P” means Standard & Poor’s Ratings Group.
      “Senior Debt” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under Credit Facilities (including the Credit Agreement) and all Hedging Obligations with respect thereto, whether outstanding on the date of the indenture or incurred thereafter;

(2) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or is subordinated in right of payment to the notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).
      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by Holdings;

(2) any intercompany Indebtedness of Holdings or any of its Subsidiaries to Holdings or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture, provided that a good faith determination by the Board of Directors of Holdings evidenced by a board resolution, or a good faith determination by the Chief Financial Officer of Holdings evidenced by an officer’s certificate, that any Indebtedness being incurred under the Credit Facilities is permitted by the indenture will be conclusive;

(5) Indebtedness that, when incurred, was classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code;

(6) any repurchase, redemption or other obligation in respect of Disqualified Stock or Preferred Stock; or

(7) any Indebtedness owed to any employee of Holdings or any of its Subsidiaries.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
      “Transactions” means the transactions set forth in this prospectus under the caption “Summary — The Tender Offer” or the purchase for value of up to $199.5 million of common stock of Holdings through open-market purchases.
      “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2010; provided, however, that if the period from the redemption date to October 15, 2010, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
      “Unrestricted Subsidiary” means any Subsidiary of Holdings that is designated by the Board of Directors of Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary of Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Holdings;

(3) is a Person with respect to which neither Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Holdings or any of its Restricted Subsidiaries, except to the extent such credit support would be released upon such designation.
      “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then-outstanding principal amount of such Indebtedness.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that purchase notes at their original issuance at their issue price (the first price at which a substantial amount of the notes is sold for money to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that will hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/ dealers, dealers or traders in securities or currencies, certain former citizens or residents of the United States, and taxpayers subject to the alternative minimum tax. This summary also does not discuss notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of any applicable estate, state, local or non-United States tax laws is not discussed.
      THE FOLLOWING DISCUSSION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE ESTATE TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      The term “United States holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(1) an individual citizen or resident of the United States;

(2) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4) a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons has the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.
      The term “non-United States holder” means a beneficial owner of a note that is an individual, a corporation, an estate or a trust that is not a United States holder.
      If an entity treated as a partnership for United States federal income tax purposes holds the notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership purchasing the notes should consult with its own tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of the notes.
United States Holders
      Payment of Interest. The stated interest on a note will be taken into account by a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes. The notes are not expected to be issued with “original issue discount” within the meaning of Section 1273 of the Code.
      Exchange of Notes in the Exchange Offer. The exchange of old notes for new notes in the exchange offer will not constitute a taxable event to United States holders. Consequently, a United States holder will not recognize gain upon receipt of a new note, the United States holder’s tax basis in the new note will be the same as its adjusted tax basis in the corresponding old note immediately before the exchange, and the United States holder’s holding period in the new note will include the holder’s holding period in the old note exchanged therefor.
      Market Discount. If a United States holder purchases a note at a greater than de minimis market discount and thereafter recognizes gain upon a disposition of the note, the gain will be treated as ordinary income to the extent of the market discount which accrued (on a straight line basis, or, if the United States holder so elects, on a constant yield basis) while the note was held by such United States holder. For this purpose, market discount means the amount by which the United States holder’s tax basis in the note immediately after its acquisition is exceeded by the sum of all amounts (other than stated interest) payable with respect to the note after the date of acquisition. Market discount is considered de minimis if it is less than 0.25 percent, multiplied by the number of remaining complete years to maturity, and multiplied by the sum of all amounts (other than interest) payable with respect to the note.
      A United States holder may elect to currently include accrued market discount in gross income (which would correspondingly increase the United States holder’s tax basis in the notes) rather than upon disposition of the notes. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. A United States holder of notes acquired at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such notes until the market discount is recognized upon a subsequent disposition of such notes. Such a deferral is not required, however, if the United States holder elects to currently include accrued market discount in gross income.

      Bond Premium. A United States holder that purchases a note for an amount in excess of its stated redemption price at maturity will be considered to have purchased the note at a premium. A United States holder generally may elect to amortize any premium on a note by offsetting payments of stated interest on the note with the premium allocable to the accrual period or periods to which the stated interest relates. The offset occurs at the time the holder of the note includes the stated interest in its gross income in accordance with its regular method of tax accounting. The amount of premium allocable to each accrual period is determined using a constant yield method. Any election to amortize premium would apply to all debt securities (other than debt securities the interest on which is excludable from gross income) held or subsequently acquired by the United States holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.
      Sale, Exchange, Redemption or Other Taxable Disposition of the Notes. Upon the sale, exchange, redemption or other taxable disposition of a note (other than an exchange of notes in the exchange offer, as described above), a United States holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including the amount allocable to accrued and unpaid interest not previously included in gross income, which will be treated as ordinary interest income) and (ii) that holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received on the disposition of the note. A United States holder’s adjusted tax basis in a note generally will equal that holder’s purchase price for the note reduced by any principal payments on the note received by such holder. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period in the note exceeds one year at the time of the disposition.
      Information Reporting and Backup Withholding Tax. In general, we must report certain information to the IRS with respect to payments of principal, premium, if any, and interest on a note (including the payment of liquidated damages) and payments of the proceeds of the sale or other disposition of a note to certain non-corporate United States holders. The payor (which may be us or an intermediate payor) will be required to withhold backup withholding tax currently at a rate of 28% if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or establish an exemption from backup withholding, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting with respect to interest or dividends described in Section 3406(c) of the Code or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding under the Code. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.
Non-United States Holders
      Payment of Interest. Generally, interest income of a non-United States holder with respect to the notes that is not effectively connected with a United States trade or business (or, in the case of a treaty resident, is not attributable to a permanent establishment in the United States) will not be subject to United States federal income tax or withholding tax, provided that (i) the non-United States holder does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the non-United States holder is not a controlled foreign corporation related to us actually or constructively through stock ownership, (iii) the non-United States holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the non-United States holder provides an applicable IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the notes and provides a statement to us or our agent under penalties of perjury in which it certifies that an applicable

IRS Form W-8 (or a suitable substitute form) has been received by it from the non-United States holder or qualifying intermediary and furnishes a copy to us or our agent.
      Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest that is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8ECI (or a suitable substitute form) to the payor.
      Exchange of Notes in the Exchange Offer. The exchange of old notes for new notes in the exchange offer will not constitute a taxable event for United States federal income tax purposes. See “— United States Holders — Exchange of Notes in the Exchange Offer.”
      Sale, Exchange, Redemption or Other Taxable Disposition of the Notes. A non-United States holder of a note generally will not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, redemption or other taxable disposition of the note (other than any amount representing accrued but unpaid interest on the note, which is subject to the rules discussed above under “— Non-United States Holders — Payment of Interest”) unless (i) the gain is effectively connected with a United States trade or business of the non-United States holder (and, in the case of a treaty resident, is attributable to a permanent establishment in the United States) or (ii) in the case of a non-United States holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.
      Information Reporting and Backup Withholding Tax. United States information reporting requirements and backup withholding tax generally will not apply to payments on a note to a non-United States holder if the non-United States holder certifies that such holder is a foreign person as described in “— Non-United States Holders — Payment of Interest,” provided that the payor does not have actual knowledge or reason to know that the holder is a United States person.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes pursuant to the exchange offer in exchange for the old notes that it acquired for its own account as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS
      Certain matters with respect to the validity of the new notes will be passed upon for us by Shearman & Sterling LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Dycom Industries, Inc. and subsidiaries as of July 30, 2005 and July 31, 2004, and for each of the three years in the period ended July 30, 2005 included in this prospectus and, with respect to management’s report on the effectiveness of internal control over financial reporting as of July 30, 2005, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included or incorporated by reference herein, and have been so included or incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file certain annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission and those documents are available through our website at www.dycomind.com. This website URL is an inactive textual reference only. Except for the SEC filings, the information on the website is not part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Additionally, the SEC maintains a website that provides online access to reports, proxy and information that registrants such as us file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION BY REFERENCE
      We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information that we file in the future with the SEC automatically will update and supersede this prospectus.
      We incorporate by reference the documents listed below and any documents that we file with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the expiration date of the exchange offer:

•	Our annual report on Form 10-K for our fiscal year ended July 30, 2005, excluding Item 8;

•	Our quarterly report on Form 10-Q for our fiscal quarter ended October 29, 2005; and

•	Our current reports on Form 8-K, filed on August 19, 2005 (under Items 2.06 and 9.01), September 13, 2005 (under Items 8.01 and 9.01), September 13, 2005 (under Items 1.01 and 9.01), September 26, 2005 (under Items 8.01 and 9.01), September 26, 2005 (under Items 8.01 and 9.01), September 27, 2005 (under Items 8.01 and 9.01), October 5, 2005 (under Items 8.01 and 9.01), October 12, 2005 (under Items 8.01 and 9.01), October 12, 2005 (under Items 8.01 and 9.01), October 17, 2005 (under Items 8.01 and 9.01), October 25, 2005 (under Items 1.01, 2.03 and 9.01), December 15, 2005 (under Items 1.01, 8.01 and 9.01), December 20, 2005 (under Item 1.01), December 22, 2005 (under Items 8.01 and 9.01), January 23, 2006 under Items 5.02 and 9.01) and February 1, 2006 (under Item 1.01).
      These documents are filed with the SEC by Dycom Industries, Inc., the parent company of Dycom Investments, Inc. Dycom Industries, Inc.’s file number with the SEC is 001-10613. You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 29,	July 30,
	2005	2005

	(Unaudited)
	(Dollars in thousands,
	except per share
	amounts)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$61,901	$83,062
Accounts receivable, net	167,989	161,321
Costs and estimated earnings in excess of billings	79,963	65,559
Deferred tax assets, net	12,052	12,535
Inventories	8,619	8,116
Other current assets	15,616	11,286

Total current assets	346,140	341,879

PROPERTY AND EQUIPMENT, net	113,129	117,145

OTHER ASSETS:
Goodwill	194,123	194,123
Intangible assets, net	32,484	33,320
Deferred tax assets, net non-current	352	—
Other	14,124	10,242

Total other assets	241,083	237,685

TOTAL	$700,352	$696,709

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$32,326	$37,185
Current portion of long-term debt	2,042	2,749
Billings in excess of costs and estimated earnings	280	464
Accrued self-insured claims	27,660	28,166
Income taxes payable	12,313	6,598
Other accrued liabilities	36,367	43,550

Total current liabilities	110,988	118,712
LONG-TERM DEBT	186,962	4,179
ACCRUED SELF-INSURED CLAIMS	26,832	22,652
DEFERRED TAX LIABILITIES, net non-current	—	1,299
OTHER LIABILITIES	140	57

Total liabilities	324,922	146,899

COMMITMENTS AND CONTINGENCIES, Notes 10, 12 and 15
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $1.00 per share:
1,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, par value $0.33 1/3 per share:
150,000,000 shares authorized:
40,110,843 and 48,865,186 issued and outstanding, respectively	13,370	16,288
Additional paid-in capital	170,441	355,575
Deferred compensation	—	(2,950)
Retained earnings	191,619	180,897

Total stockholders’ equity	375,430	549,810

TOTAL	$700,352	$696,709

See notes to condensed consolidated financial statements — unaudited.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended

	October 29,	October 30,
	2005	2004

	(Unaudited)
	(Dollars in thousands, except
	per share amounts)
REVENUES:
Contract revenues	$260,898	$263,166

EXPENSES:
Costs of earned revenues, excluding depreciation	213,300	208,670
General and administrative (including stock-based compensation expense of $1.0 million and $0.2 million, respectively)	19,455	17,982
Depreciation and amortization	11,381	11,265

Total	244,136	237,917

Interest income	690	116
Interest expense	(842)	(162)
Other income, net	1,131	594

INCOME BEFORE INCOME TAXES	17,741	25,797

PROVISION (BENEFIT) FOR INCOME TAXES:
Current	8,187	8,625
Deferred	(1,168)	1,551

Total	7,019	10,176

NET INCOME	$10,722	$15,621

EARNINGS PER COMMON SHARE:
Basic earnings per share	$0.23	$0.32

Diluted earnings per share	$0.23	$0.32

SHARES USED IN COMPUTING EARNINGS PER COMMON SHARE:
Basic	47,136,830	48,603,969

Diluted	47,305,268	49,169,961

See notes to condensed consolidated financial statements — unaudited.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended

	October 29,	October 30,
	2005	2004

	(Unaudited)
	(Dollars in thousands)
OPERATING ACTIVITIES:
Net Income	$10,722	$15,621
Adjustments to reconcile net income to net cash (outflow) inflow from operating activities:
Depreciation and amortization	11,381	11,265
Bad debts expense (recovery)	42	(384)
Gain on disposal of assets	(924)	(392)
Deferred income tax (benefit) expense	(1,168)	1,551
Amortization of debt issuance costs	126	145
Non-cash stock-based compensation expense	994	194
Change in operating assets and liabilities, net of acquisitions and divestitures:
(Increase) decrease in operating assets:
Accounts receivable, net	(6,710)	(21,906)
Costs and estimated earnings in excess of billings, net	(14,589)	(2,008)
Other current assets	(4,832)	(3,765)
Other assets	566	599
Increase (decrease) in operating liabilities:
Accounts payable	179	1,774
Accrued self-insured claims and other liabilities	(5,695)	(4,488)
Income taxes payable	5,725	8,582

Net cash (used in) provided by operating activities	(4,183)	6,788

INVESTING ACTIVITIES:
Restricted cash	—	(1,032)
Capital expenditures	(12,706)	(11,464)
Proceeds from sale of assets	1,243	796
Purchase of short-term investments	(27,900)	(12,000)
Proceeds from the sale of short-term investments	27,900	12,000
Cash paid for acquisitions	—	(8,683)

Net cash used in investing activities	(11,463)	(20,383)

FINANCING ACTIVITIES:
Debt issuance costs	(3,651)	—
Proceeds from long-term debt	183,000	—
Principal payments on long-term debt	(923)	(1,153)
Repurchases of common stock	(184,056)	—
Exercise of stock options and other	115	834

Net cash used in financing activities	(5,515)	(319)

Net decrease in cash and equivalents	(21,161)	(13,914)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	83,062	31,383

CASH AND EQUIVALENTS AT END OF PERIOD	$61,901	$17,469

See notes to condensed consolidated financial statements — unaudited.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Unaudited)

	For the Three Months
	Ended

	October 29,	October 30,
	2005	2004

	(Dollars in thousands)
SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid during the period for:
Interest	$108	$233
Income taxes	$2,836	$227
Issuance of restricted stock	$25	$19
Purchases of capital assets included in accounts payable and accrued liabilities at period end	$1,102	$525
Accrued costs for debt issuance and tender offer included in accounts payable and accrued liabilities at period end	$3,090	$—
During the three months ended October 30, 2004, the Company acquired substantially all of the assets of RJE Telecom, Inc. and assumed certain liabilities associated with these assets. See Note 3
Fair market value of net assets acquired		$9,777

Cash paid for acquisition		$9,777

See notes to condensed consolidated financial statements — unaudited.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

1. Basis of Presentation
      Dycom Industries, Inc. (“Dycom” or the “Company”) is a leading provider of specialty contracting services throughout the United States. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric utilities and others.
      The condensed consolidated financial statements are unaudited and include the results of Dycom and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated. The accompanying condensed consolidated balance sheets of the Company and the related condensed consolidated statements of operations and cash flows for each of the three month periods reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of such statements. The results of operations for the three months ended October 29, 2005 are not necessarily indicative of the results that may be expected for the entire year. For a better understanding of the Company and its financial statements, the Company recommends reading these condensed consolidated financial statements in conjunction with the Company’s audited financial statements for the year ended July 30, 2005 included in the Company’s 2005 Annual Report on Form 10-K, filed on September 9, 2005.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For the Company, key estimates include revenue recognition for costs and estimated earnings in excess of billings, allowance for doubtful accounts, self-insured claims liability, valuation of goodwill and intangible assets, asset lives used in computing depreciation and amortization, including amortization of intangibles, and accounting for income taxes, contingencies and litigation. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole, the actual results could differ from those estimates and such differences may be material to the financial statements.
      Reclassifications — Certain prior year amounts have been reclassified in order to conform to the current year presentation.
      Restricted Cash — As of October 29, 2005 and July 30, 2005, the Company had approximately $3.6 million in restricted cash which is held as collateral in support of projected workers’ compensation, automobile and general liability obligations. This cash is included in other current assets and other assets in the consolidated balance sheets and changes in restricted cash are reported in cash flows from investing activities. The Company has reclassified the changes in restricted cash of $1.03 million as a component of cash flows provided by investing activities for the three months ended October 30, 2004 to conform to the current year presentation.
      Accounting for Stock-Based Compensation — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which amended SFAS No. 123. SFAS No. 123(R) requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service, which is generally the vesting period. SFAS No. 123(R) became effective for the Company on July 31, 2005, the first day of fiscal 2006. Prior to July 31, 2005, the Company accounted for stock-based compensation under Accounting Principles Board (“APB”) Opinion No. 25. APB Opinion No. 25 recognizes compensation expense based on the intrinsic value of the equity instrument awarded. Prior to July 31, 2005, no stock-based compensation cost for stock option grants was reflected in net income as all options

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
granted had an exercise price equal to the market value of the underlying common stock on the date of grant.
      SFAS No. 123(R) requires a modified prospective application and the Company has applied the statement to new awards and to awards modified, repurchased, or cancelled beginning July 31, 2005. Additionally, for unvested stock awards outstanding as of July 31, 2005, compensation costs for the portion of these awards for which the requisite service has not been rendered is required to be recognized as expense. For the three months ended October 29, 2005, approximately $1.0 million in compensation expense has been recognized in general and administrative expenses in the condensed consolidated statement of operations related to stock options and restricted stock. Compensation costs for these awards are based on fair value at the original grant date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and is based on certain assumptions including stock volatility, the risk free rate of return, expected term, turnover rate, and dividend yield. No stock options were granted during the three months ended October 29, 2005 and October 30, 2004, respectively.
      As the Company has applied the modified prospective application, the Company did not restate prior periods. As such, the pro forma disclosures required by SFAS No. 148 for the three month period ended October 30, 2004 are presented below (dollars in thousands, except per share amounts).

Net income, as reported	$15,621
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,339)

Pro forma net income	$14,282

Earnings per share:
Basic — as reported	$0.32

Basic — pro forma	$0.29

Diluted — as reported	$0.32

Diluted — pro forma	$0.29

Pro forma weighted average fair value of options granted	$18.65

Risk-free interest rate	3.7%

Expected life (years)	6

Expected volatility	59.6%

Dividends	—

      Comprehensive Income — During the quarter ended October 29, 2005 and October 30, 2004, the Company did not have any changes in its equity resulting from non-owner sources and, accordingly, comprehensive income was equal to the net income amounts presented for the respective periods in the accompanying Consolidated Statements of Operations.

2.	Computation of Earnings Per Share
      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation as required by SFAS No. 128. Common stock equivalents related to stock options are excluded from diluted earnings per share calculations if their effect would be anti-dilutive. Stock

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
options are anti-dilutive when the exercise price is higher than the current market price of the Company’s common stock.

	For the Three Months Ended

	October 29, 2005	October 30, 2004

	(Dollars in thousands,
	except per share amounts)
Net income available to common stockholders (numerator)	$10,722	$15,621

Weighted-average number of common shares (denominator)	47,136,830	48,603,969

Basic earnings per common share	$0.23	$0.32

Weighted-average number of common shares	47,136,830	48,603,969
Potential common stock arising from stock options	168,438	565,992

Total shares-diluted (denominator)	47,305,268	49,169,961

Diluted earnings per common share	$0.23	$0.32

Antidilutive weighted shares excluded from the calculation of earnings per share	2,726,991	777,747

3.	Acquisitions
      During September 2004, the Company acquired certain assets and assumed certain liabilities of RJE Telecom, Inc. (“RJE”) for a cash purchase price of approximately $9.8 million. RJE provides specialty contracting services primarily to telephone companies. The Company accounted for the acquisition using the purchase method of accounting. Accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. The operating results of RJE are included in the accompanying consolidated financial statements from the acquisition date. Management determined the fair values used in the purchase price allocation for intangible assets based on estimated discounted future cash flows, and historical data, among other information. The purchase price was allocated as follows (dollars in thousands):

Assets:
Accounts receivable, net	$4,278
Costs and estimated earnings in excess of billings	3,735
Property and equipment	395
Intangibles — customer relationships	1,423
Other assets	37

Total assets	9,868

Liabilities:
Other accrued liabilities	91

Total liabilities	91

Net assets acquired	$9,777

      The following unaudited pro forma summaries present the Company’s consolidated results of operations as if the RJE acquisition had occurred on August 1, 2004, the first day of the Company’s fiscal year 2005. The unaudited pro forma information is not necessarily indicative of the results of operations of

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
the combined companies had this acquisition occurred at the beginning of the year presented nor is it indicative of future results.

For the Three
Months Ended
October 30, 2004

Revenues	$269,228
Income before income taxes	26,171
Net income	15,846
Earnings per share:
Basic	$0.33
Diluted	$0.32

4.	Accounts Receivable
      Accounts receivable consist of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Contract billings	$166,100	$160,579
Retainage	2,848	1,977
Other receivables	1,506	1,610

Total	170,454	164,166
Less allowance for doubtful accounts	2,465	2,845

Accounts receivable, net	$167,989	$161,321

      The allowance for doubtful accounts changed as follows:

	For the Three Months Ended

	October 29, 2005	October 30, 2004

	(Dollars in thousands)
Allowance for doubtful accounts at beginning of period	$2,845	$3,788
Additions charged to (credited against) bad debt expense	42	(384)
Additions to allowance from acquisitions	—	108
Amounts charged against the allowance, net of recoveries	(422)	(106)

Allowance for doubtful accounts at end of period	$2,465	$3,406

      As of October 29, 2005 and October 30, 2004, the Company expected to collect all retainage balances within the next twelve months. Additionally, the Company believes that none of its significant customers are experiencing significant financial difficulty as of October 29, 2005.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited

5.	Costs and Estimated Earnings on Contracts in Excess of Billings
      Costs and estimated earnings in excess of billings, net, consists of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Costs incurred on contracts in progress	$65,464	$52,805
Estimated to date earnings	14,499	12,754

Total costs and estimated earnings	79,963	65,559
Less billings to date	280	464

	$79,683	$65,095

Included in the accompanying consolidated balance sheets under the captions:
Costs and estimated earnings in excess of billings	$79,963	$65,559
Billings in excess of costs and estimated earnings	(280)	(464)

	$79,683	$65,095

      The Company recognizes revenue for services from contracts that are based on units of delivery or cost-to-cost measures of the percentage of completion method. The above amounts aggregate the effects of these contracts.

6.	Property and Equipment
      Property and equipment consists of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Land	$4,088	$4,088
Buildings	9,637	9,469
Leasehold improvements	1,718	1,667
Vehicles	141,575	141,124
Furniture and fixtures	25,440	25,629
Equipment and machinery	107,380	106,885

Total	289,838	288,862
Less accumulated depreciation	176,709	171,717

Property and equipment, net	$113,129	$117,145

      Depreciation expense and repairs and maintenance expense for the three months ended October 29, 2005 and October 30, 2004 were as follows:

	For the Three Months Ended

	October 29, 2005	October 30, 2004

	(Dollars in thousands)
Depreciation expense	$10,546	$10,472
Repairs and maintenance expense	$4,470	$4,771

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited

7.	Intangible Assets
      Intangible assets consist of the following:

	Useful Life
	In Years	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Carrying amount:
Covenants not to compete	5-7	$1,189	$1,189
UtiliQuest tradename	—	4,700	4,700
Tradenames	4-5	325	325
Customer relationships	15	32,261	32,261
Backlog	4	953	953

		39,428	39,428
Accumulated amortization:
Covenants not to compete		687	634
Tradenames		201	187
Customer relationships		5,184	4,476
Backlog		872	811

		6,944	6,108

Net		$32,484	$33,320

      Amortization expense was $0.8 million for each of the three month periods ended October 29, 2005 and October 30, 2004.

8.	Accrued Self-Insured Claims
      The Company retains the risk, up to certain limits, for automobile liability, general liability, workers’ compensation, employee group health claims, and locate damage claims. With regard to losses occurring in fiscal year 2006, the Company has retained the risk to $1.0 million on a per occurrence basis for workers compensation and for automobile liability. For general liability, the Company has retained the risk to $250,000, except with respect to UtiliQuest Holdings Corp., a wholly owned subsidiary, for which the Company has retained the risk to $2.0 million for general liability. Within its umbrella coverage, the Company has retained the risk of loss for automobile liability and general liability and damage claims between $2.0 million and $5.0 million, on a per occurrence basis, with an aggregate stop loss for this layer of $10.0 million. The retention amounts are applicable in those states in which the Company operates and is allowed to retain the risk. For fiscal year 2006, the Company has an aggregate stop loss coverage for these exposures at a stated retention of approximately $40.5 million and an umbrella liability coverage to a policy limit of $100.0 million.
      For losses under the Company’s employee health plan occurring during fiscal 2006, the Company has retained the risk, on an annual basis, of $200,000 per participant. For fiscal 2006, the Company has an aggregate stop loss coverage for this exposure at the stated retention of approximately $27.5 million.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
      Accrued self-insured claims consist of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Current:
Accrued auto, general liability and workers’ compensation	$12,446	$13,538
Accrued employee group health	3,633	3,782
Accrued damage claims	11,581	10,846

	27,660	28,166
Non-current:
Accrued auto, general liability and workers’ compensation	22,080	18,175
Accrued damage claims	4,752	4,477

	26,832	22,652

Total accrued self-insured claims	$54,492	$50,818

9.	Other Accrued Liabilities
      Other accrued liabilities consist of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Accrued payroll and related taxes	$16,690	$15,844
Accrued employee bonus and benefit costs	1,892	8,734
Accrued construction costs	6,417	9,789
Other	11,368	9,183

Other accrued liabilities	$36,367	$43,550

10.	Long-Term Debt
      Long-term debt consists of the following:

	October 29, 2005	July 30, 2005

	(Dollars in thousands)
Senior subordinated notes	$150,000	$—
Borrowings under Credit Agreement	33,000	—
Capital leases	2,361	3,266
Other long-term debt	3,643	3,662

	189,004	6,928
Less current portion	2,042	2,749

Long-term debt, non-current	$186,962	$4,179

      In October 2005, Dycom Investments, Inc., a wholly-owned subsidiary of the Company, issued $150.0 million of 8.125% senior subordinated notes (“Notes”) due October 2015. Interest payments are due semi-annually on April 15th and October 15th, beginning April 15, 2006. The Notes are guaranteed by certain subsidiaries of the Company (see Note 17). The indenture governing the Notes contains certain covenants that restrict the Company’s ability to: make certain payments, including the payment of dividends; incur additional indebtedness and issue preferred stock; create liens; enter into sale and leaseback transactions; merge or consolidate with another entity; sell assets; and enter into transactions with affiliates. As of October 29, 2005, the Company was in compliance with all covenants and conditions

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
under the Notes. Additionally, in October 2005, the Company borrowed $33.0 million under its five-year $300 million unsecured revolving Credit Agreement (“Credit Agreement”). The aggregate proceeds from the borrowings under the Credit Agreement and the Notes was used to purchase 8.76 million shares of the Company’s common stock (see Note 13). In connection with issuance of the Notes, the Company entered into a First Amendment (“the Amendment”) to its Credit Agreement to permit the use of borrowings and cash on hand, in an aggregate amount of not more than $225.0 million, to repurchase common stock of the Company. The Credit Agreement, as amended, permits the Company to issue up to $200.0 million of senior subordinated notes and/or borrow up to $75.0 million under the Credit Agreement to fund repurchases of common stock. The Amendment also amends, among other things, certain financial covenants in the Credit Agreement. After giving effect to the Amendment, the Company is required to (i) maintain a consolidated leverage ratio of not greater than 3.00 to 1.0., (ii) maintain an interest coverage ratio of not less than 2.75 to 1.00, as measured at the end of each fiscal quarter and (iii) maintain consolidated tangible net worth, which shall be calculated at the end of each fiscal quarter, of not less than $50.0 million plus 50% of consolidated net income (if positive) from September 8, 2005 to the date of computation plus 75% of the equity issuances made from September 8, 2005 to the date of computation. As of October 29, 2005, the Company had $33.0 million of borrowings and $43.2 million of outstanding letters of credit issued under the Credit Agreement. The outstanding letters of credit are primarily issued to insurance companies as part of the Company’s self-insurance program. At October 29, 2005, the Company was in compliance with all financial covenants and conditions under the Credit Agreement and had borrowing availability of $149.8 million under the Credit Agreement.
      Additionally, the Company has $2.4 million in capital lease obligations and $3.6 million due under a long-term note. The capital lease obligations are in respect to certain vehicles and computer equipment that expire at various dates into fiscal 2007. The long-term note bears interest at 6%, payable semi-annually on March 31 and September 30, and is due in November 2006. The capital lease obligations and long-term note were assumed in connection with a fiscal 2004 acquisition. Amounts due under the long-tern note may be set-off against certain indemnification claims, if any, by the acquired subsidiary against the obligor.
      Maturities of the Company’s long-term debt are as follows:

Long-term
Debt

(Dollars in thousands)
2006	$2,083
2007	3,965
2008	2
2009	2
2010	33,002
Thereafter	150,004

189,058
Portion representing interest on capital leases	(54)

$189,004

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited

11.	Other income, net
      The components of other income, net, are as follows:

	For the Three Months Ended

	October 29, 2005	October 30, 2004

	(Dollars in thousands)
Gain on sale of fixed assets	$924	$392
Miscellaneous income	207	202

Total other income, net	$1,131	$594

12.	Commitments and contingencies
      The federal employment tax returns for two of the Company’s subsidiaries have been audited by the Internal Revenue Service (“IRS”). As a result of the audit, the Company received a proposed assessment from the IRS in March 2004. At issue, according to the examination reports, are the taxpayers’ characterization of certain employee reimbursements for the calendar years 2000 and 2001. The Company reached an agreed assessment with the IRS regarding one of the two subsidiaries. The Company recorded the amount of the agreed assessment, which was paid during fiscal 2005, against the accrual for this matter that was established in fiscal 2004. Subsequent to this agreement, $7.4 million of the proposed assessment is still at issue. The Company continues to disagree with the amount of the proposed assessment with respect to the other subsidiary and is pursuing an administrative appeal of this matter which the Company intends to vigorously defend. The Company believes it has a number of legal defenses available that may substantially reduce the proposed assessment and has therefore not recorded any significant liability with respect to the remaining assessment.
      In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain, consequently judgment is required in determining the provision for income taxes and the associated income tax assets and liabilities. The Company regularly assesses its position with regard to individual tax exposures and records liabilities for uncertain tax positions according to the principles of SFAS No. 5, Accounting for Contingencies. These liabilities reflect management’s best estimate of the likely outcomes of current and potential future audits.
      In the normal course of business, certain of the Company’s subsidiaries have pending claims and legal proceedings. It is the opinion of the Company’s management, based on information available at this time, that none of the current claims or proceedings will have a material effect on the Company’s consolidated financial statements.

13.	Capital Stock
      On September 12, 2005, the Company announced that its Board of Directors approved a repurchase of up to 9.5 million outstanding shares of the Company’s common stock, at a price per share not less than $18.50 and not greater than $21.00 through a “Dutch Auction” tender offer. The final number of shares purchased under the tender offer, which expired on October 11, 2005, was 8.76 million shares at a purchase price of $21.00 per share for an aggregate purchase price of $186.2 million including fees and expenses. The tender offer was funded with the issuance of $150.0 million in Notes, borrowings of $33.0 million from the Credit Agreement (see Note 10), and cash on hand.
      On November 26, 2002, the shareholders of the Company approved the 2002 Directors Restricted Stock Plan whereby non-employee directors must elect to receive a minimum percentage of their annual retainer fees in restricted shares of the Company’s common stock. The Company has reserved 100,000 shares of its common stock for issuance under the plan. The number of restricted shares of the Company’s common stock to be granted is based on the fair market value of a share of common stock on

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
the date such fees are payable. As of October 29, 2005, 11,810 shares had been issued under this plan at a weighted average market price of $20.17 per share.

14.	Stock Option Plans
      The Company has six stock option plans: the 1991 Incentive Stock Option Plan (“the 1991 Plan”), the 1998 Incentive Stock Option Plan (“the 1998 Plan”), the Arguss Communications, Inc. 1991 Stock Option Plan (“the 1991 Arguss Plan”), 1994 Directors Stock Option Plan (“the 1994 Directors Plan”), the 2001 Directors Stock Option Plan (“the 2001 Directors Plan”), and the 2003 Long-term Incentive Plan (“the 2003 Plan”). The 1991 Plan and the 1994 Directors Plan have expired and no further options will be granted under these plans. Additionally, no further options will be granted under the 1991 Arguss Plan. At October 29, 2005, there were 69,426 options, 12,000 options, and 197,177 options outstanding under the 1991 Plan, the 1994 Directors Plan, and the 1991 Arguss Plan, respectively.
      Under the 1998 Plan and the 2003 Plan, the Company may grant equity awards to key employees for up to approximately 3.3 million and 2.0 million shares of common stock, respectively, until the plans expire in 2008 and 2013, respectively. Under the terms of these plans, options are granted at the closing price on the date of the grant and are exercisable over a period of up to ten years. During the fourth quarter of fiscal 2005, the Company’s Compensation Committee approved the accelerated vesting of all unvested stock options granted under these Plans to current employees and officers with per share exercise prices equal to or greater than $23.92 (the closing market price on the day of acceleration), so that each such option became fully vested. Approximately 1.4 million options to purchase shares became exercisable immediately as a result of the vesting acceleration. Approximately 0.4 million unvested options under these Plans with per share exercise prices below $23.92 were not accelerated. The options that were not accelerated vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. At October 29, 2005, there were 2,259,594 options outstanding and 527,800 options available for grant under the 1998 Plan, and 979,700 options outstanding and 865,750 options available for grant under 2003 Plan.
      Under the 2001 Director Plan, the Company may grant options to directors for up to 240,000 shares of common stock until the plan expires in 2011. Under the terms of this plan, options are granted at the closing price on the date of the grant and are exercisable over a period of up to five years. The options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. At October 29, 2005, there were 79,000 options outstanding and 159,500 options available for grant under the 2001 Director Plan.
      The Company adopted SFAS 123(R) on July 31, 2005 (see Note 1, Accounting for Stock-Based Compensation). As a result of adopting SFAS 123(R) on July 31, 2005, the Company’s income before income taxes and net income for the three months ended October 29, 2005 was $0.7 million lower and $0.6 million lower, respectively, than if it had continued to account for share-based payment arrangements under APB Opinion No. 25. The effect of the change from applying the original provisions of SFAS 123 on basic and diluted earnings per share, and cash flows from operating and financing activities for the three months ended October 29, 2005 was immaterial.

15.	Related Party Transactions
      The Company leases administrative offices from entities related to officers of certain of its subsidiaries. The total expense under these arrangements for the three months ended October 29, 2005 and October 30, 2004 were $0.4 million and $0.3 million, respectively.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited

16.	Segment Information
      The Company operates throughout the United States in one reportable segment as a specialty contractor. The Company provides engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric utilities and others. These services are provided by the Company’s various subsidiaries. All of the Company’s subsidiaries have been aggregated into one reporting segment due to their similar customer bases, products and production methods, and distribution methods. The following table presents information regarding revenues by type of customer:

	For the Three Months Ended

	October 29, 2005	October 30, 2004

	(Dollars in thousands)
Telecommunications	$184,259	$197,083
Utility line locating	57,783	54,454
Electric utilities and other construction and maintenance	18,856	11,629

Total contract revenues	$260,898	$263,166

17.	Supplemental Condensed Consolidating Financial Statements
      In October 2005, the Company completed an offering of $150.0 million of 8.125% senior subordinated notes (see Note 10). The Notes were issued by Dycom Investments, Inc. (“Issuer”), a wholly owned subsidiary of the Company. The following condensed consolidating financial statements present, in separate columns, financial information for (i) Dycom Industries, Inc. (“Parent”) on a parent only basis, (ii) Issuer, (iii) guarantor subsidiaries for the Notes on a combined basis, (iv) other non-guarantor subsidiaries on a combined basis, (v) the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis, and (vi) the Company on a consolidated basis. The condensed consolidating financial statements are presented on the equity method. Under this method, the investments in subsidiaries are recorded at cost and adjusted for the Company’s share of subsidiaries’ cumulative results of operations, capital contributions, distributions and other equity changes.
      Each guarantor and non-guarantor subsidiary is wholly owned, directly or indirectly, by Issuer and Parent and the Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and Parent. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Issuer or Parent, with in the meaning of Rule 3-10 of Regulation S-X.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET — (Unaudited)
OCTOBER 29, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

ASSETS
CURRENT ASSETS:
Cash and equivalents	$—	$—	$61,821	$80	$—	$61,901
Accounts receivable, net	4	—	167,824	161	—	167,989
Costs and estimated earnings in excess of billings	—	—	79,963	—	—	79,963
Deferred tax assets, net	1,146	—	10,553	353	—	12,052
Inventories	—	—	8,619	—	—	8,619
Other current assets	8,235	—	7,301	80	—	15,616

Total current assets	9,385	—	336,081	674	—	346,140

PROPERTY AND EQUIPMENT, net	886	—	108,464	3,779	—	113,129

OTHER ASSETS:
Goodwill	—	—	194,123	—	—	194,123
Intangible assets, net	—	—	32,484	—	—	32,484
Deferred tax assets, net non-current	1,881	—	—	—	(1,529)	352
Investment in subsidiaries	647,489	895,384	—	—	(1,542,873)	—
Intercompany receivables	—	—	335,238	—	(335,238)	—
Other	1,611	4,267	8,236	10	—	14,124

Total other assets	650,981	899,651	570,081	10	(1,879,640)	241,083

TOTAL	$661,252	$899,651	$1,014,626	$4,463	$(1,879,640)	$700,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,590	$—	$29,690	$46	$—	$32,326
Current portion of long-term debt	—	—	2,042	—	—	2,042
Billings in excess of costs and estimated earnings	—	—	280	—	—	280
Accrued self-insured claims	597	—	26,564	499	—	27,660
Income taxes payable	12,313	—	—	—	—	12,313
Other accrued liabilities	5,836	634	29,363	558	(24)	36,367

Total current liabilities	21,336	634	87,939	1,103	(24)	110,988
LONG-TERM DEBT	33,000	150,000	3,962	—	—	186,962
ACCRUED SELF-INSURED CLAIMS	851	—	25,046	935	—	26,832
DEFERRED TAX LIABILITIES, net non-current	—	—	911	618	(1,529)	—
INTERCOMPANY PAYABLES	230,496	101,528	—	3,190	(335,214)	—
OTHER LIABILITIES	139	—	1	—	—	140

Total liabilities	285,822	252,162	117,859	5,846	(336,767)	324,922

Total stockholders’ equity	375,430	647,489	896,767	(1,383)	(1,542,873)	375,430

TOTAL	$661,252	$899,651	$1,014,626	$4,463	$(1,879,640)	$700,352

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET — (Unaudited)
JULY 30, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

ASSETS
CURRENT ASSETS:
Cash and equivalents	$—	$—	$82,951	$111	$—	$83,062
Accounts receivable, net	3	—	161,049	269	—	161,321
Costs and estimated earnings in excess of billings	—	—	65,549	10	—	65,559
Deferred tax assets, net	1,217	—	10,847	471	—	12,535
Inventories	—	—	8,116	—	—	8,116
Other current assets	4,068	—	7,208	10	—	11,286

Total current assets	5,288	—	335,720	871	—	341,879

PROPERTY AND EQUIPMENT, net	869	—	112,418	3,858	—	117,145

OTHER ASSETS:
Goodwill	—	—	194,123	—	—	194,123
Intangible assets, net	—	—	33,320	—	—	33,320
Deferred tax assets, net non-current	1,733	—	—	—	(1,733)	—
Investment in subsidiaries	636,044	883,148	—	—	(1,519,192)	—
Intercompany receivables	—	—	329,850	—	(329,850)	—
Other	1,093	—	9,140	9	—	10,242

Total other assets	638,870	883,148	566,433	9	(1,850,775)	237,685

TOTAL	$645,027	$883,148	$1,014,571	$4,738	$(1,850,775)	$696,709

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,483	$—	$35,661	$41	$—	$37,185
Current portion of long-term debt	—	—	2,749	—	—	2,749
Billings in excess of costs and estimated earnings	—	—	464	—	—	464
Accrued self-insured claims	824	—	26,748	594	—	28,166
Income taxes payable	6,598	—	—	—	—	6,598
Other accrued liabilities	4,816	—	38,216	518	—	43,550

Total current liabilities	13,721	—	103,838	1,153	—	118,712
LONG TERM-DEBT	—	—	4,179	—	—	4,179
ACCRUED SELF-INSURED CLAIMS	1,045	—	20,851	756	—	22,652
DEFERRED TAX LIABILITIES, net non-current	—	—	2,566	466	(1,733)	1,299
INTERCOMPANY PAYABLES	80,395	247,104	—	2,351	(329,850)	—
OTHER LIABILITIES	56	—	1	—	—	57

Total liabilities	95,217	247,104	131,435	4,726	(331,583)	146,899

Total stockholders’ equity	549,810	636,044	883,136	12	(1,519,192)	549,810

TOTAL	$645,027	$883,148	$1,014,571	$4,738	$(1,850,775)	$696,709

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS — (Unaudited)
FOR THE THREE MONTHS ENDED OCTOBER 29, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

REVENUES:
Contract revenues	$—	$—	$260,898	$—	$—	$260,898

EXPENSES:
Costs of earned revenues, excluding depreciation	—	—	213,300	—	—	213,300
General and administrative	4,551	156	14,222	526	—	19,455
Depreciation and amortization	109	—	11,193	79	—	11,381
Intercompany charges (income), net	(4,009)	—	3,579	430	—	—

Total	651	156	242,294	1,035	—	244,136

Interest income	4	—	686	—	—	690
Interest expense	(154)	(634)	(54)	—	—	(842)
Other income, net	2	—	1,129	—	—	1,131

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES	(799)	(790)	20,365	(1,035)	—	17,741
PROVISION (BENEFIT) FOR INCOME TAXES	(76)	—	6,734	361	—	7,019

NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES	(723)	(790)	13,631	(1,396)	—	10,722
EQUITY IN EARNINGS OF SUBSIDIARIES	11,445	12,235	—	—	(23,680)	—

NET INCOME (LOSS)	$10,722	$11,445	$13,631	$(1,396)	$(23,680)	$10,722

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS — (Unaudited)
FOR THE THREE MONTHS ENDED OCTOBER 30, 2004
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

REVENUES:
Contract revenues	$—	$—	$260,379	$2,787	$—	$263,166

EXPENSES:
Costs of earned revenues, excluding depreciation	—	—	206,971	1,699	—	208,670
General and administrative	3,436	4	13,902	640	—	17,982
Depreciation and amortization	87	—	10,942	236	—	11,265
Intercompany charges (income), net	(4,010)	—	3,135	875	—	—

Total	(487)	4	234,950	3,450	—	237,917

Interest income, net	6	—	104	6	—	116
Interest expense	—	—	(162)	—	—	(162)
Other income, net	—	—	518	76	—	594

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES	493	(4)	25,889	(581)	—	25,797
PROVISION (BENEFIT) FOR INCOME TAXES	193	(2)	10,208	(223)	—	10,176

NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES	300	(2)	15,681	(358)	—	15,621
EQUITY IN EARNINGS OF SUBSIDIARIES	15,321	15,323	—	—	(30,644)	—

NET INCOME (LOSS)	$15,621	$15,321	$15,681	$(358)	$(30,644)	$15,621

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS — (Unaudited)
FOR THE THREE MONTHS ENDED OCTOBER 29, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

Net cash (used by) provided by operating activities	$(3,079)	$—	$(1,073)	$(31)	$—	$(4,183)

Cash flows from investing activities:
Capital expenditures	(127)	—	(12,579)	—	—	(12,706)
Proceeds from sale of assets	1	—	1,242	—	—	1,243
Purchase of short-term investments	—	—	(27,900)	—	—	(27,900)
Proceeds from the sale of short-term investments	—	—	27,900	—	—	27,900

Net cash used in investing activities	(126)	—	(11,337)	—	—	(11,463)

Cash flows from financing activities:
Debt issuance costs	(276)	(3,375)	—	—	—	(3,651)
Proceeds from long-term debt	33,000	150,000	—	—	—	183,000
Principal payments on long-term debt	—	—	(923)	—	—	(923)
Repurchases of common stock	(184,056)	—	—	—	—	(184,056)
Exercise of stock options and other	115	—	—	—	—	115
Intercompany funding	154,422	(146,625)	(7,797)	—	—	—

Net cash (used in) provided by financing activities	3,205	—	(8,720)	—	—	(5,515)

Net decrease in cash and equivalents	—	—	(21,130)	(31)	—	(21,161)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	—	—	82,951	111	—	83,062

CASH AND EQUIVALENTS AT END OF PERIOD	$—	$—	$61,821	$80	$—	$61,901

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS — (Unaudited)
FOR THE THREE MONTHS ENDED OCTOBER 30, 2004
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

Net cash provided by operating activities	$779	$—	$5,675	$334	$—	$6,788

Cash flows from investing activities:
Restricted cash	(1,613)	—	581	—	—	(1,032)
Capital expenditures	—	—	(11,057)	(407)	—	(11,464)
Proceeds from sale of assets	—	—	754	42	—	796
Purchase of short-term investments	—	—	(12,000)	—	—	(12,000)
Proceeds from the sale of short-term investments	—	—	12,000	—	—	12,000
Intercompany advances	—	—	(8,683)	—	8,683	—
Cash paid for acquisitions	(8,683)	—	—	—	—	(8,683)

Net cash (used in) provided by investing activities	(10,296)	—	(18,405)	(365)	8,683	(20,383)

Cash flows from financing activities:
Principal payments on long-term debt	—	—	(1,153)	—	—	(1,153)
Exercise of stock options and other	834	—	—	—	—	834
Intercompany funding	8,683	—	—	—	(8,683)	—

Net cash (used in) provided by financing activities	9,517	—	(1,153)	—	(8,683)	(319)

Net decrease in cash and equivalents	—	—	(13,883)	(31)	—	(13,914)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	—	—	31,291	92	—	31,383

CASH AND EQUIVALENTS AT END OF PERIOD	$—	$—	$17,408	$61	$—	$17,469

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Dycom Industries, Inc.
Palm Beach Gardens, Florida
We have audited the accompanying consolidated balance sheets of Dycom Industries, Inc. and subsidiaries (the “Company”) as of July 30, 2005 and July 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dycom Industries, Inc. and subsidiaries as of July 30, 2005 and July 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of July 30, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated September 8, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
Certified Public Accountants
Fort Lauderdale, Florida
September 8, 2005, except for Note 21, as to which the date is September 30, 2005

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
July 30, 2005 and July 31, 2004

	2005	2004

	(Dollars in thousands,
	except per share
	amounts)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$83,062	$31,383
Short-term investments	—	20,010
Accounts receivable, net	161,321	131,927
Costs and estimated earnings in excess of billings	65,559	58,175
Deferred tax assets, net	12,535	11,922
Income taxes receivable	—	6,988
Inventories	8,116	5,353
Other current assets	11,286	10,275

Total current assets	341,879	276,033

PROPERTY AND EQUIPMENT, net	117,145	100,353

OTHER ASSETS:
Goodwill	194,123	224,141
Intangible assets, net	33,320	35,179
Deferred tax assets, net non-current	—	5,561
Other	10,242	10,568

Total other assets	237,685	275,449

TOTAL	$696,709	$651,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$37,185	$34,348
Notes and capital leases payable	2,749	4,163
Billings in excess of costs and estimated earnings	464	142
Accrued self-insured claims	28,166	22,297
Income taxes payable	6,598	—
Other accrued liabilities	43,550	41,528

Total current liabilities	118,712	102,478
NOTES AND CAPITAL LEASES PAYABLE	4,179	7,094
ACCRUED SELF-INSURED CLAIMS	22,652	22,473
DEFERRED TAX LIABILITIES, net non-current	1,299	—
OTHER LIABILITIES	57	829

Total liabilities	146,899	132,874

COMMITMENTS AND CONTINGENCIES, Notes 10, 16 and 18
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $1.00 per share:
1,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, par value $0.33 1/3 per share:
150,000,000 shares authorized: 48,865,186 and 48,596,049 issued and outstanding, respectively	16,288	16,199
Additional paid-in capital	355,575	348,570
Deferred compensation	(2,950)	(2,391)
Retained earnings	180,897	156,583

Total stockholders’ equity	549,810	518,961

TOTAL	$696,709	$651,835

See notes to consolidated financial statements.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended July 30, 2005, July 31, 2004, and July 26, 2003

	2005	2004	2003

	(Dollars in thousands, except per share amounts)
REVENUES:
Contract revenues	$986,627	$872,716	$618,183

EXPENSES:
Costs of earned revenues, excluding depreciation	785,616	673,562	482,877
General and administrative	78,960	74,580	68,774
Bad debts expense	767	776	1,285
Depreciation and amortization	46,593	42,066	39,074
Goodwill impairment charge	28,951	—	—

Total	940,887	790,984	592,010

Gain on sale of accounts receivable	—	11,359	—
Interest income	1,341	775	1,509
Interest expense	(417)	(963)	(208)
Other income, net	11,970	4,277	2,981

INCOME BEFORE INCOME TAXES	58,634	97,180	30,455

PROVISION FOR INCOME TAXES
Current	28,072	35,044	7,529
Deferred	6,248	3,503	5,777

Total	34,320	38,547	13,306

NET INCOME	$24,314	$58,633	$17,149

EARNINGS PER COMMON SHARE:
Basic earnings per share	$0.50	$1.21	$0.36

Diluted earnings per share	$0.49	$1.20	$0.36

SHARES USED IN COMPUTING EARNINGS PER COMMON SHARE:
Basic	48,746,745	48,348,509	47,880,673

Diluted	49,184,570	48,819,766	47,886,567

See notes to consolidated financial statements.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended July 30, 2005, July 31, 2004 and July 26, 2003

	Common Stock		Additional
			Paid-In	Deferred	Retained
	Shares	Amount	Capital	Compensation	Earnings

	(Dollars in thousands)
Balances at July 27, 2002	47,846,403	$15,949	$334,547	$—	$80,801
Stock options exercised	136,299	46	1,746	—	—
Income tax benefit from stock options exercised	—	—	29	—	—
Restricted stock issued to directors	4,066	1	72	—	—
Net income	—	—	—	—	17,149

Balances at July 26, 2003	47,986,768	15,996	336,394	—	97,950
Stock options exercised	324,877	108	4,524	—	—
Income tax benefit from stock options exercised	—	—	681	—	—
Common stock issued in connection with acquisition	175,840	59	4,126	—	—
Issuance of restricted stock	105,000	35	2,767	(2,802)	—
Non-cash compensation	—	—	—	411	—
Restricted stock issued to directors	3,564	1	78	—	—
Net income	—	—	—	—	58,633

Balances at July 31, 2004	48,596,049	16,199	348,570	(2,391)	156,583
Stock options exercised and other	215,990	71	3,897	—	—
Income tax benefit from stock options exercised	—	—	1,563	—	—
Issuance of restricted stock	50,000	17	1,461	(1,477)	—
Non-cash compensation	—	—	—	918	—
Restricted stock issued to directors	3,147	1	84	—	—
Net income	—	—	—	—	24,314

Balances at July 30, 2005	48,865,186	$16,288	$355,575	$(2,950)	$180,897

See notes to consolidated financial statements.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended July 30, 2005, July 31, 2004, and July 26, 2003

	2005	2004	2003

	(Dollars in thousands)
OPERATING ACTIVITIES:
Net Income	$24,314	$58,633	$17,149
Adjustments to reconcile net cash inflow from operating activities:
Depreciation and amortization	46,593	42,066	39,074
Bad debts expense	767	776	1,285
Gain on disposal of assets	(11,018)	(3,042)	(1,945)
Gain on sale of accounts receivable	—	(11,359)	—
Deferred income taxes	6,248	3,503	5,777
Non-cash compensation expense from the issuance of restricted stock	1,003	490	73
Goodwill impairment charge	28,951	—	—
Change in operating assets and liabilities, net of acquisitions and divestitures:
(Increase) decrease in operating assets:
Proceeds on sale of receivables, net	—	34,242	—
Accounts receivable	(25,884)	11,997	(36,801)
Income taxes receivable	6,988	—	—
Costs and estimated earnings in excess of billings, net	(3,326)	(17,853)	(1,116)
Other current assets	(6,390)	(1,661)	1,440
Other assets	1,459	2,636	(3,103)
Increase (decrease) in operating liabilities:
Accounts payable	2,837	8,409	(3,876)
Accrued self-insured claims and other liabilities	6,729	4,338	1,383
Income taxes payable	8,161	(8,957)	5,658

Net cash provided by operating activities	87,432	124,218	24,998

INVESTING ACTIVITIES:
Restricted cash	2,924	(91)	263
Capital expenditures	(64,543)	(35,882)	(19,412)
Proceeds from sale of assets	16,178	7,234	6,238
Purchase of short-term investments	(65,649)	(106,758)	(96,467)
Proceeds from the sale of short-term investments	85,659	141,898	114,505
Cash paid for acquisitions, net of cash acquired	(8,527)	(175,202)	—

Net cash (used in) provided by investing activities	(33,958)	(168,801)	5,127

FINANCING ACTIVITIES:
Borrowings on note payable	—	85,000	—
Debt issuance costs	(1,434)	—	—
Principal payments on notes and capital leases payable	(4,329)	(88,368)	(79)
Exercise of stock options and other	3,968	4,632	1,792

Net cash (used in) provided by financing activities	(1,795)	1,264	1,713

Net increase/(decrease) in cash and equivalents	51,679	(43,319)	31,838
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	31,383	74,702	42,864

CASH AND EQUIVALENTS AT END OF YEAR	$83,062	$31,383	$74,702

SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid during the period for:
Interest	$435	$1,140	$296
Income taxes	$13,984	$46,170	$6,056
Issuance of restricted stock	$1,563	$2,881	$73
Income tax benefit from stock options exercised	$1,563	$681	$29
During the year ended July 30, 2005, the Company acquired substantially all of the assets of RJE Telecom, Inc. and assumed certain liabilities associated with these assets. See Note 3.
Fair market value of net assets acquired	$9,777

Cash paid for acquisition	$9,777

During the year ended July 31, 2004, the Company acquired all of the capital stock of UtiliQuest Holdings Corp. See Note 3.
Fair market value of net assets acquired, including goodwill		$116,082
Less: Cash acquired		(1,394)

Cash paid for acquisition, net of cash acquired		$114,688

During the year ended July 31, 2004, the Company acquired substantially all of the assets of First South Utility Construction, Inc. and assumed certain liabilities associated with these assets. See Note 3.

Fair market value of net assets acquired, including goodwill		$63,448
Less: Common stock issued		(4,184)

Cash paid for acquisition, net of cash acquired		$59,264

See notes to consolidated financial statements.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies
      Dycom Industries, Inc. (“Dycom” or the “Company”) is a leading provider of specialty contracting services throughout the United States. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric utilities and others.
      Principles of Consolidation — The consolidated financial statements include the results of Dycom and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.
      In September 2004, the Company acquired certain assets and assumed certain liabilities of RJE Telecom, Inc. (“RJE”). In December 2003, the Company acquired UtiliQuest Holdings Corp. (“UtiliQuest”). In November 2003, the Company acquired substantially all of the assets of First South Utility Construction, Inc. (“First South”) and assumed certain liabilities associated with these assets. These acquisitions were accounted for using the purchase method of accounting and the Company’s results include the results of these entities from their respective acquisition dates.
      Accounting Period — The Company uses a fiscal year ending the last Saturday in July. Fiscal 2005 consisted of 52 weeks, fiscal 2004 consisted of 53 weeks, and fiscal 2003 consisted of 52 weeks.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For the Company, key estimates include revenue recognition for costs and estimated earnings in excess of billings, allowance for doubtful accounts, self-insured claims liability, valuation of goodwill and intangible assets, asset lives used in computing depreciation and amortization, including amortization of intangibles, and accounting for income taxes, contingencies and litigation. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole, the actual results could differ from those estimates and such differences may be material to the financial statements.
      Reclassifications — Certain prior year amounts have been reclassified in order to conform to the current year presentation.
      Revenue Recognition — The Company recognizes revenue using the units of delivery or cost-to-cost measures of the percentage of completion method of accounting. Revenues from services provided to customers are recognized when services are performed. The majority of the Company’s contracts are based on units of delivery and revenue is recognized as each unit is completed. Revenue from other contracts is recognized using cost-to-cost measures of the percentage of completion method and is based on the ratio of contract costs incurred to date to total estimated contract costs. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.
      The current asset “Costs and estimated earnings in excess of billings” represents revenues recognized in excess of amounts billed. The current liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognized.
      Allowance for Doubtful Accounts — The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimates of uncollectible amounts are reviewed each period, and changes are recorded in the period they become known. Management analyzes the collectability of accounts receivable balances each period. This review considers the aging of account balances, historical bad debt experience, changes in customer creditworthiness, current economic trends, customer payment activity and any other relevant factors. Should any of these factors change, the estimate made by management may also change, which could affect the level of the Company’s future provision for doubtful accounts.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash and Equivalents — Cash and equivalents include cash balances on deposit in banks, overnight repurchase agreements, certificates of deposit, commercial paper, and various other financial instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Company considers these amounts to be cash equivalents.
      Restricted Cash — At July 30, 2005 and July 31, 2004, the Company had approximately $3.6 million and $6.5 million, respectively, in restricted cash which is held as collateral in support of projected workers’ compensation, automobile and general liability obligations. This cash is included in other current assets and other assets in the consolidated balance sheets and changes in restricted cash are reported in cash flows from investing activities. The Company has reclassified the changes in restricted cash of $(0.1) million and $0.3 million as a component of cash flows provided by (used in) investing activities for fiscal 2004 and fiscal 2003, respectively, to conform to the current year presentation.
      Short-term Investments — At July 31, 2004, short-term investments consisted of market auction rate debt securities classified as “available for sale” securities. The Company maintains its investments with various financial institutions and minimizes its credit risk associated with investments by only investing in investment grade, liquid securities. The securities are reported at fair value and the Company uses market quotes provided by third parties to adjust the carrying value of its investments to fair value at the end of each period with any related unrealized gains and losses included as a separate component of stockholders’ equity, net of applicable taxes. Realized gains and losses and interest and dividends are included in interest income or interest expense, as appropriate. There were no material realized or unrealized gains or losses related to the securities for any of the fiscal years presented. The Company has reclassified approximately $20.0 million of short-term investments as of July 31, 2004 that were previously presented as cash and equivalents to conform to the current year classification. Additionally, for fiscal 2005, 2004, and 2003, the net change in short-term investments of $20.0 million and $35.1 million, and $18.0 million, respectively, is included as a component of cash flows provided by (used in) investing activities. The available for sale securities were classified as current based on the Company’s intent and practice of selling the securities at the scheduled auction dates within twelve months.
      Inventories — Inventories consist primarily of materials and supplies used in the Company’s business and are carried at the lower of cost (first-in, first out) or market (net realizable value). No material obsolescence reserve has been recorded for any of the periods presented.
      Property and Equipment — Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Useful lives range from: buildings — 20-31 years; leasehold improvements — the term of the respective lease or the estimated useful life of the improvements, whichever is shorter; new vehicles — 3-7 years; used vehicles — 1-7 years; new equipment and machinery — 2-10 years; used equipment and machinery — 1-10 years; and furniture and fixtures — 3-10 years. Maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other income.
      Goodwill and Intangible Assets — The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” The Company’s reporting units are tested in accordance with SFAS No. 142 during the fourth fiscal quarter of each year to determine whether their carrying value exceeds their fair market value. Should this be the case, the value of the Company’s goodwill or indefinite-lived intangibles may be impaired and written down. Goodwill and other indefinite-lived intangible assets are also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests which indicate that the asset might be impaired. If the fair value of the intangible asset were less than the carrying value, an impairment loss would be incurred in an amount equal to the difference. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicate that the carrying

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. See Note 7.
      Long-Lived Tangible Assets — The Company reviews for impairment of long-lived tangible assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Long-lived tangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.
      Self-Insured Claims Liability — The Company retains the risk, up to certain limits, for automobile liability, general liability, workers’ compensation, locate damage claims, and employee group health claims. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as accrued self-insured claims. Locate damage claims result from property and other damages arising in connection with the Company’s utility locating services. Claims are estimated and developed by the Company based on facts, circumstances and historical evidence. The self-insured claims liability totaled $50.8 million and $44.8 million at July 30, 2005 and July 31, 2004, respectively, and included incurred but not reported losses of approximately $24.7 million and $20.7 million at July 30, 2005 and July 31, 2004, respectively. Based on past experience, the Company expects approximately $28.2 million to be paid in the next 12 months.
      Factors affecting the determination of amounts to be accrued for self-insured claims include, but are not limited to, the expected cost for existing and incurred but not reported claims, the frequency of claims, the frequency of use of our health plan by participants, the payment patterns for incurred claims, the hazard level of our operations, the overall level of medical cost inflation, changes in the medical conditions of claimants, economic factors such as inflation, tort reform or other legislative changes, unfavorable jury decisions and court interpretations. If actual results significantly differ from estimates used to calculate the liability, the Company’s financial condition, results of operation, and cash flows may be materially impacted. The calculation of the estimated accrued liability for self-insured claims is subject to inherent uncertainty.
      Income Taxes — The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
      Per Share Data — Basic earnings per common share is computed by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and potentially dilutive common stock equivalents. Potential common stock equivalents that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. See Notes 2 and 15.
      Accounting for Stock-Based Compensation — Under SFAS No. 123 and No. 148, companies are permitted to continue to apply Accounting Principles Board (“APB”) Opinion No. 25. APB Opinion No. 25 recognizes compensation expense based on the intrinsic value of the equity instrument awarded. The Company continued to apply APB Opinion No. 25 to its stock-based compensation awards for fiscal 2005. The fair value of the options granted in fiscal 2005 and 2004 has been estimated at the date of grant using the Black-Scholes option-pricing model, which was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company’s options do not have the characteristics of traded options and the option valuation models do not necessarily provide a reliable

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
measure of the fair value as they require the use of subjective assumptions. Changes in these assumptions can materially impact the fair value of the Company’s options. No stock-based compensation cost for stock option grants is reflected in net income as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.
      On July 21, 2005, the Company’s Compensation Committee approved the accelerated vesting of all unvested stock options granted under the 1998 Incentive Stock Option Plan and the 2003 Long-term Incentive Plan to employees and officers having per share exercise prices equal to or greater than $23.92 (the closing market price on July 21, 2005). Each of these options became fully vested. Approximately 1.4 million options to purchase shares became exercisable immediately as a result of the vesting acceleration. In the case of officers at or above the level of Senior Vice President, the Compensation Committee imposed a holding period that will require the optionees to refrain from selling common stock acquired upon the exercise of these options (other than shares needed to cover the exercise price and satisfying withholding taxes) until the date on which the exercise would have been permitted under the option’s original vesting terms. The primary purpose of the accelerated vesting was to eliminate future compensation expense the Company would have otherwise recognized in its consolidated statement of operations with respect to these accelerated options upon the adoption SFAS No. 123(R), “Share-Based Payment”. The acceleration of the vesting of these options did not result in a charge based on accounting principles generally accepted in the United States. The acceleration did result in the recognition of an additional $20.6 million of pre-tax expense included in the pro forma disclosures below and the exclusion of such amounts from compensation expense in future years. The pro forma disclosures required by SFAS No. 148 are presented below. These pro forma effects may not be representative of future stock compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and the vesting of certain options was accelerated on July 21, 2005.

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands, except per
	share amounts)
Net income, as reported	$24,314	$58,633	$17,149
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(22,953)	(5,239)	(5,070)

Pro forma net income	$1,361	$53,394	$12,079

Earnings per share:
Basic — as reported	$0.50	$1.21	$0.36

Basic — pro forma	$0.03	$1.10	$0.25

Diluted — as reported	$0.49	$1.20	$0.36

Diluted — pro forma	$0.03	$1.09	$0.25

Pro forma weighted average fair value of options granted	$19.71	$14.63	$7.96

Risk-free interest rate	3.6%	3.6%	3.3%

Expected life (years)	6	6	6

Expected volatility	58.7%	59.6%	59.0%

Dividends	—	—	—

      Comprehensive Income — During fiscal 2005, 2004 and 2003, the Company did not have any changes in its equity resulting from non-owner sources and, accordingly, comprehensive income was equal to the net income amounts presented for the respective periods in the accompanying Consolidated Statements of Operations.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Fair Value of Financial Instruments — The carrying value of cash and equivalents, short-term investments, restricted cash, accounts receivable, income taxes receivable and payable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The Company’s notes and capital leases payable were recorded at fair value in connection with the acquisition of UtiliQuest and approximate fair value based on the rates of interest and the relative short term nature of the instruments.
      Recently Issued Accounting Pronouncements — In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for certain inventory costs. SFAS No 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have an impact on the Company’s results of operations, financial position, or cash flows.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” APB No. 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have an impact on the Company’s results of operations, financial position, or cash flows.
      In December 2004, the FASB issued SFAS No. 123(R), which amended SFAS No. 123. SFAS No. 123(R) requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. Prior to SFAS No. 123(R), only certain pro-forma disclosures of fair value were required.
      In March 2005, the SEC released Staff Accounting Bulletin 107, “Share-Based Payment” (“SAB 107”). The interpretations in SAB 107 express views of the SEC staff regarding the application of SFAS No. 123(R). SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment arrangements. In April 2005, the SEC adopted a new rule amending the effective dates of SFAS No. 123(R) for public companies by issuing Release 33-8568. The new rule allows registrants to implement SFAS No. 123(R) at the beginning of their next fiscal year that beings after June 15, 2005. SFAS No. 123(R) is effective for the Company in the first quarter of fiscal 2006. On July 21, 2005 the Company accelerated the vesting of approximately 1.4 million options with per share exercise prices equal to or greater than $23.92 so that each such option became fully vested in order to eliminate future compensation expense the Company would otherwise have recognized in the Company’s Consolidated Statement of Operations upon the adoption SFAS No. 123(R) (see Note 1, Accounting for Stock-Based Compensation). Based on the remaining unvested options at July 30, 2005, the Company expects to incur non-cash compensation expense of approximately $2.0 million during fiscal 2006.
      In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations”, which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred which is generally upon acquisition, construction, or development and/or through the normal operation of the asset. FIN 47 clarifies the term “conditional asset retirement obligation” as used in FASB No. 143 and clarifies when an entity would have sufficient information to reasonably estimate the fair value of the asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have an impact on the Company’s results of operations, financial position, or cash flows.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the accounting and reporting requirements of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have an impact on the Company’s results of operations, financial position, or cash flows.

2.	Computation of Earnings Per Share
      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation as required by SFAS No. 128. Common stock equivalents related to stock options are excluded from diluted earnings per share calculations if their effect would be anti-dilutive.

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands, except per share amounts)
Net income available to common stockholders (numerator)	$24,314	$58,633	$17,149

Weighted-average number of common shares (denominator)	48,746,745	48,348,509	47,880,673

Basic earnings per common share	$0.50	$1.21	$0.36

Weighted-average number of common shares	48,746,745	48,348,509	47,880,673
Potential common stock arising from stock options	437,825	471,257	5,894

Total shares-diluted (denominator)	49,184,570	48,819,766	47,886,567

Diluted earnings per common share	$0.49	$1.20	$0.36

Antidilutive weighted shares excluded from the calculation of earnings per share	1,690,194	1,844,819	2,743,641

3.	Acquisitions
      On November 25, 2003, the Company acquired substantially all of the assets and assumed certain of the liabilities associated with those assets of First South. First South provided specialty contracting services to telecommunications customers. Consideration consisted of approximately $50.3 million in cash, adjusted for cash received by the Company from the settlement of an escrow agreement in fiscal 2005, and 175,840 shares of Dycom’s common stock. In conjunction with the acquisition, the Company also paid approximately $9 million for excess working capital consisting primarily of accounts receivable and unbilled revenue.
      On December 3, 2003, the Company acquired UtiliQuest for a cash purchase price of approximately $116.1 million. UtiliQuest is a provider of underground locating services. In connection with the acquisition, the Company borrowed approximately $85.0 million under its previous credit agreement. This amount was repaid during fiscal 2004.
      On September 21, 2004, the Company acquired certain assets and assumed certain liabilities of RJE for a cash purchase price of approximately $9.8 million. RJE provides specialty contracting services primarily to telephone companies.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company accounted for the above acquisitions using the purchase method of accounting. Accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. Purchase price in excess of the fair value of the net tangible and identifiable intangible assets acquired has been allocated to goodwill. The operating results of the companies acquired are included in the accompanying consolidated financial statements from their respective date of purchase. The purchase prices of the RJE, First South and UtiliQuest acquisitions are derived as follows:

	RJE	First South		UtiliQuest

	(Dollars in thousands)
Cash paid	$9,710	$58,979	(*)	$115,165
Transaction costs	67	285		917
Dycom common stock issued	—	4,184		—

Total purchase price	$9,777	$63,448		$116,082

*	Includes $9.0 million for excess working capital
      Management determined the fair values used in the purchase price allocation for intangible assets with the assistance of independent valuation specialists based on estimated discounted future cash flows, royalty rates and historical data, among other information. Goodwill of approximately $42.8 million and $37.0 million is expected to be deductible for tax purposes related to the acquisitions of First South and UtiliQuest, respectively. The purchase price of the acquisitions was allocated as follows:

	RJE	First South	UtiliQuest

	(Dollars in thousands)
Assets:
Cash and equivalents	$—	$—	$1,394
Accounts receivable, net	4,278	7,069	15,652
Costs and estimated earnings in excess of billings	3,735	6,069	—
Deferred tax asset, net current	—	—	2,074
Other current assets	—	551	3,277
Property and equipment	395	6,530	15,141
Goodwill	—	42,842	73,910
Tradename	—	155	4,870
Intangibles — customer relationships	1,423	3,300	27,500
Other tangibles, net	—	800	—
Deferred tax asset, net non-current	—	—	5,484
Other assets	37	—	5,096

Total assets	9,868	67,316	154,398

Liabilities:
Accounts payable	—	2,094	1,110
Capital leases — short term	—	—	5,110
Accrued self-insured claims	—	—	11,755
Other accrued liabilities	91	1,774	6,053
Capital leases — long term	—	—	5,688
Notes payable — long term	—	—	3,797
Accrued self-insured claims — long term	—	—	4,803

Total liabilities	91	3,868	38,316

Net assets acquired	$9,777	$63,448	$116,082

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following unaudited pro forma summaries present the Company’s consolidated results of operations as if the RJE, First South and UtiliQuest acquisitions had occurred on July 27, 2003, the first day of the Company’s fiscal year 2004. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined companies had these acquisitions occurred at the beginning of the year presented nor it is indicative of future results.

	Fiscal Year Ended

	2005	2004

	(Dollars in thousands,
	except per share data)
Total revenues	$992,689	$964,124
Income before income taxes	59,009	100,714
Net income	24,539	60,667
Earnings per share:
Basic	$0.50	$1.25
Diluted	$0.50	$1.24

4.	Accounts Receivable
      Accounts receivable consist of the following:

	2005	2004

	(Dollars in thousands)
Contract billings	$160,579	$131,298
Retainage	1,977	3,799
Other receivables	1,610	618

Total	164,166	135,715
Less allowance for doubtful accounts	2,845	3,788

Accounts receivable, net	$161,321	$131,927

      The allowance for doubtful accounts changed as follows:

	Fiscal Year Ended

	July 30,	July 31,
	2005	2004

	(Dollars in thousands)
Allowance for doubtful accounts at beginning of year	$3,788	$3,978
Additions charged to bad debt expense	767	776
Additions to allowance from acquisitions	215	151
Amounts charged against the allowance, net of recoveries	(1,925)	(1,117)

Allowance for doubtful accounts at end of year	$2,845	$3,788

      During fiscal 2004, the Company sold accounts receivable, classified as non-current, which consisted of pre-petition trade receivables due from Adelphia Communications Corporation (“Adelphia”) with a carrying value of $21.6 million. Adelphia filed for bankruptcy protection in the fourth quarter of fiscal 2002. The Company received proceeds on the sale of $34.2 million and recorded a gain on the sale, net of expenses, of $11.4 million. Additionally during fiscal 2004, the Company recorded the recovery of previously written off accounts receivables in the amount of $0.9 million.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of July 30, 2005 and July 31, 2004, the Company expected to collect all retainage balances within the next twelve months. Additionally, the Company believes that none of its significant customers are experiencing significant financial difficulty as of July 30, 2005.

5.	Costs and Estimated Earnings In Excess of Billings
      Costs and estimated earnings in excess of billings, net consists of the follows:

	2005	2004

	(Dollars in thousands)
Costs incurred on contracts in progress	$52,805	$44,920
Estimated to date earnings	12,754	13,270

Total costs and estimated earnings	65,559	58,190
Less billings to date	464	157

	$65,095	$58,033

Included in the accompanying consolidated balance sheets under the captions:
Costs and estimated earnings in excess of billings	$65,559	$58,175
Billings in excess of costs and estimated earnings	(464)	(142)

	$65,095	$58,033

      The Company recognizes revenue for services from contracts that are based on units of delivery or cost-to-cost measures of the percentage of completion method. The above amounts aggregate the effects of these contracts.

6.	Property and Equipment
      Property and equipment consists of the following:

	2005	2004

	(Dollars in thousands)
Land	$4,088	$4,671
Buildings	9,469	10,417
Leasehold improvements	1,667	1,501
Vehicles	141,124	136,424
Furniture and fixtures	25,629	23,544
Equipment and machinery	106,885	103,133

Total	288,862	279,690
Less accumulated depreciation	171,717	179,337

Property and equipment, net	$117,145	$100,353

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation expense and repairs and maintenance expense for fiscal 2005, 2004, and 2003 were as follows:

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands)
Depreciation expense	$43,285	$39,890	$38,677
Repairs and maintenance expense	$17,314	$15,587	$10,167

7.	Goodwill and Intangible Assets
      As of July 30, 2005 and July 31, 2004, the Company had $194.1 million and $224.1 million of goodwill, respectively. During 2005, as the result of the annual impairment analysis, the Company determined that the goodwill of its White Mountain Cable Construction subsidiary was impaired. The recent under-performance of the subsidiary’s financial results, combined with a reduction in the future expected cash flows from this subsidiary, resulted in a goodwill impairment charge of approximately $29.0 million. The estimated fair value of the reporting unit was determined based on the Company’s best estimate of future cash flows from revenue and operating costs considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuation included a combination of present value techniques to measure fair value and considered market factors.
      Intangible assets consist of the following:

	Useful Life
	in Years	2005	2004

		(Dollars in thousands)
Carrying amount:
Licenses	5	$—	$51
Covenants not to compete	5-7	1,189	1,251
UtiliQuest tradename	—	4,700	4,700
Tradenames	4-5	325	325
Customer relationships	15	32,261	30,800
Backlog	4	953	1,236

		39,428	38,363
Accumulated amortization:
Licenses		—	46
Covenants not to compete		634	487
Tradenames		187	117
Customer relationships		4,476	1,693
Backlog		811	841

		6,108	3,184

Net		$33,320	$35,179

      Amortization expense was $3.3 million, $2.2 million, and $0.4 million for the fiscal years ended July 30, 2005, July 31, 2004, and July 26, 2003, respectively. Amortization for the Company’s customer relationships is recognized on an accelerated basis related to the expected economic benefit while the amortization for other finite-lived intangibles is recognized on a straight-line basis over the estimated

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
useful life of the intangible assets. Estimated amortization expense for fiscal 2006 through fiscal 2010 and thereafter is as follows (dollars in thousands):

2006	$3,183
2007	$3,004
2008	$2,976
2009	$2,514
2010	$2,008
Thereafter	$14,935

8.	Accrued Self-Insured Claims
      The Company retains the risk, up to certain limits, for automobile liability, general liability, workers’ compensation, employee group health claims, and locate damage claims. With regard to losses occurring in fiscal year 2005, the Company has retained the risk to $1.0 million on a per occurrence basis for workers compensation and for automobile liability. For general liability, the Company has retained the risk to $250,000, except with respect to our UtiliQuest subsidiary for which the Company has retained the risk to $2.0 million for general liability. Within its umbrella coverage, the Company has retained the risk of loss for automobile liability and general liability and damage claims between $2.0 and $5.0 million, on a per occurrence basis, with an aggregate stop loss for this layer of $10.0 million. The retention amounts are applicable in those states in which the Company operates and is allowed to retain the risk. For fiscal year 2005, the Company has an aggregate stop loss coverage for these exposures at a stated retention of approximately $33.8 million and an umbrella liability coverage to a policy limit of $75.0 million.
      For losses under the Company’s employee health plan occurring during fiscal 2005, the Company has retained the risk, on an annual basis, of $200,000 per participant. For fiscal 2005, the Company has an aggregate stop loss coverage for this exposure at the stated retention of approximately $27.5 million.
      Accrued self-insured claims consist of the following:

	2005	2004

	(Dollars in thousands)
Current:
Accrued auto, general liability and workers’ compensation	$13,538	$10,030
Accrued employee group health	3,782	2,932
Accrued damage claims	10,846	9,335

	28,166	22,297
Non-current:
Accrued auto, general liability and workers’ compensation	18,175	19,524
Accrued damage claims	4,477	2,949

	22,652	22,473

Total accrued self-insured claims	$50,818	$44,770

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Other Accrued Liabilities
      Other accrued liabilities consist of the following:

	2005	2004

	(Dollars in thousands)
Accrued payroll and related taxes	$15,844	$17,883
Accrued employee bonus and benefit costs	8,734	9,128
Accrued construction costs	9,789	5,268
Other	9,183	9,249

Other accrued liabilities	$43,550	$41,528

10.	Notes and Capital Leases Payable
      Notes and capital leases payable consist of the following:

	2005	2004

	(Dollars in thousands)
Capital leases	$3,266	$7,516
Notes payable	3,649	3,721
Equipment loans	13	20

	6,928	11,257
Less current portion	2,749	4,163

Notes and capital leases payable non-current	$4,179	$7,094

      During the second quarter of fiscal 2005, the Company entered into a new five-year $300 million unsecured revolving Credit Agreement (“Credit Agreement”) with a syndicate of banks that replaced the Company’s prior credit agreement. The Credit Agreement provides the Company with a commitment of $300 million for a five-year period and includes a $100 million sublimit for the issuance of letters of credit. As of July 30, 2005, the Company had $37.3 million of outstanding letters of credit issued under the Credit Agreement. The outstanding letters of credit are all issued to insurance companies as part of the Company’s self-insurance program. At July 30, 2005 the Company had no other borrowings under its Credit Agreement.
      The Credit Agreement requires that the Company maintain certain financial covenants and imposes certain conditions including restricting its ability to encumber assets or incur certain types of indebtedness. The Company must maintain a leverage ratio of not greater than 2.75:1.00 and maintain an interest coverage ratio of not less than 2.75:1.00, in each case as measured at the end of each fiscal quarter. The Company must also maintain consolidated tangible net worth of not less than $200 million plus the sum of (i) 50% of consolidated net income (if positive) from December 21, 2004 to the date of computation and (ii) 75% of the equity issuances made from December 21, 2004 to the date of computation. At July 30, 2005, the Company was in compliance with all financial covenants and conditions under the Credit Agreement.
      At the Company’s option, loans under the Credit Agreement bear interest, at either the bank’s Base Rate or LIBOR, plus a spread. This spread is predicated upon the Company’s current leverage ratio. The bank’s Base Rate is the greater of the lead bank’s prime rate or the federal funds rate plus 0.50%. At July 30, 2005, the Company’s rate of interest applicable to its borrowings would be at the bank’s Base Rate or LIBOR plus a spread of 1.0%. During fiscal 2005, the Company deferred approximately $1.7 million of fees related to the Credit Agreement, which are being amortized over its five year term. In

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
addition, the Company is required to pay a quarterly facility fee, at rates that range from 0.200% to 0.375% of the unutilized commitments depending on the Company’s leverage ratio. However, in the event the Company is utilizing less than one-third of the facility, the fee will be .375% of the unutilized commitments. Obligations under the credit agreement are guaranteed by certain material subsidiaries of the Company.
      As part of the acquisition of UtiliQuest, the Company assumed the obligations of UtiliQuest under a long-term note to a former owner of a subsidiary of UtiliQuest in the amount of $3.6 million. This note bears interest at 6%, payable semi-annually on March 31 and September 30, and is due on November 16, 2006. Amounts due may be set-off against certain indemnification claims, if any, by UtiliQuest against the obligor. Additionally, as part of the acquisition, the Company acquired capital lease obligations with respect to certain vehicles and computer equipment that expire at various dates into fiscal 2007. Future minimum lease payments for the capital leases are as follows:

Capital Leases

(Dollars in
thousands)
2006	$2,796
2007	535

Future minimum lease payments	3,331
Less: portion representing interest	65

Future minimum lease payments, net	$3,266

11.	Income Taxes
      The components of the provision for income taxes are as follows:

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands)
Current:
Federal	$24,015	$30,313	$5,518
State	4,057	4,731	2,011

	28,072	35,044	7,529

Deferred:
Federal	5,374	3,013	5,252
State	874	490	525

	6,248	3,503	5,777

Total tax provision	$34,320	$38,547	$13,306

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The deferred tax provision is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amount of temporary differences and changes in tax rates during the year. The deferred tax assets and liabilities are comprised of the following:

	2005	2004

	(Dollars in thousands)
Deferred tax assets:
Self-insurance and other non-deductible reserves	$20,327	$19,173
Allowance for doubtful accounts	1,095	1,458
Goodwill and intangibles	2,180	5,789
Other	2,780	3,643

	$26,382	$30,063

Deferred tax liabilities:
Property and equipment	$15,146	$12,580

Net deferred tax assets	$11,236	$17,483

      The Company believes that it is more likely than not that the deferred tax assets will be realized through future taxable income.
      The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands)
Statutory rate applied to pre-tax income	$20,522	$34,013	$10,659
State taxes, net of federal tax benefit	3,205	3,394	1,648
Write-down of intangible assets, with no tax benefit	10,133	—	—
Tax effect of non-deductible items	1,075	833	871
Non-taxable interest income	(107)	(92)	(176)
Other items, net	(508)	399	304

Total tax provision	$34,320	$38,547	$13,306

12.	Other Income, net
      The components of other income, net, are as follows:

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands)
Gain on sale of fixed assets	$11,018	$3,042	$1,945
Miscellaneous income	952	1,235	1,036

Total other income, net	$11,970	$4,277	$2,981

13.	Capital Stock
      During fiscal 2005, the Company granted 50,000 restricted shares of its common stock to the Chief Operating Officer of the Company, pursuant to his employment agreement. The restricted shares vest over

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
a period of four years on December 31 of each year. Upon issuance of the restricted shares, deferred compensation aggregating $1.5 million was charged to stockholders’ equity for the fair value of the restricted stock and is being recognized as compensation expense ratably over the four year vesting period. Non-cash compensation expense of approximately $0.2 million was recognized during fiscal 2005 related to the vesting of the restricted shares.
      During fiscal 2004, the Company granted 105,000 restricted shares of its common stock to the Chief Executive Officer of the Company, pursuant to his employment agreement. The restricted shares vest over a period of four years on December 31 of each year. Upon issuance of the restricted shares, deferred compensation aggregating $2.8 million was charged to stockholders’ equity for the fair value of the restricted stock and is being recognized as compensation expense ratably over the four year vesting period. Non-cash compensation expense of approximately $0.7 and $0.4 million was recognized during fiscal 2005 and fiscal 2004, respectively, related to the vesting of the restricted shares.
      On November 25, 2003, the Company issued 175,840 shares of common stock in connection with the acquisition of substantially all of the assets of First South and the assumption of certain liabilities associated with these assets.
      On November 26, 2002, the shareholders of the Company approved the 2002 Directors Restricted Stock Plan whereby non-employee directors must elect to receive a minimum percentage of their annual retainer fees in restricted shares of the Company’s common stock. The Company has reserved 100,000 shares of its common stock for issuance under the plan. The number of restricted shares of the Company’s common stock to be granted is based on the fair market value of a share of common stock on the date such fees are payable. As of July 30, 2005, 10,777 shares had been issued under this plan at a weighted average market price of $19.75 per share. Non-cash expense of approximately $0.1 million was recognized during both fiscal 2005 and 2004 related to the issuances of the restricted shares.

14.	Employee Benefit Plans
      The Company and its subsidiaries sponsor contribution plans that provide retirement benefits to all employees that elect to participate. Under the plans, participating employees may defer up to 15% of their base pre-tax compensation. The Company contributes 30% of the first 5% of base compensation that a participant contributes to the Plan. The Company’s contributions were $0.9 million, $0.8 million, and $0.7 million in fiscal years 2005, 2004, and 2003, respectively.

15.	Stock Option Plans
      The Company has five stock option plans: the 1991 Incentive Stock Option Plan (“the 1991 Plan”), the 1998 Incentive Stock Option Plan (“the 1998 Plan”), the Arguss Communications, Inc. 1991 Stock Option Plan (“the 1991 Arguss Plan”), 1994 Directors Stock Option Plan (“the 1994 Directors Plan”), the 2001 Directors Stock Option Plan (“the 2001 Directors Plan”), and the 2003 Long-term Incentive Plan (“the 2003 Plan”). The 1991 Plan and the 1994 Directors Plan have expired and no further options will be granted under these plans. Additionally, no further options will be granted under the 1991 Arguss Plan. At July 30, 2005, there were 69,426 options, 12,000 options, and 214,161 options outstanding under the 1991 Plan, the 1994 Directors Plan, and the 1991 Arguss Plan, respectively.
      Under the 1998 Plan and the 2003 Plan, the Company may grant options to key employees for up to 5,316,845 and 2,000,000 shares of common stock, respectively, until the plans expire in 2008 and 2013, respectively. Under the terms of these plans, options are granted at the closing price on the date of the grant and are exercisable over a period of up to ten years. On July 21, 2005, the Company’s Compensation Committee approved the accelerated vesting of all unvested stock options granted under these Plans to current employees and officers with per share exercise prices equal to or greater than $23.92 (the closing

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
market price on July 21, 2005), so that each such option became fully vested. Approximately 1.4 million options to purchase shares became exercisable immediately as a result of the vesting acceleration (see Note 1, Accounting for Stock-Based Compensation). In the case of officers of the Company at or above the level of Senior Vice President, the Compensation Committee imposed a holding period that will require the optionees to refrain from selling common stock acquired upon the exercise of these options (other than shares needed to cover the exercise price and satisfying withholding taxes) until the date on which the exercise would have been permitted under the option’s original vesting terms. Approximately 426,000 unvested options under these Plans with per share exercise prices below $23.92 were not accelerated. The options that were not accelerated vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. At July 30, 2005, there were 2,284,884 options outstanding and 2,506,735 options available for grant under the 1998 Plan, and 985,900 options outstanding and 858,350 options available for grant under 2003 Plan.
      Under the 2001 Director Plan, the Company may grant options to directors for up to 240,000 shares of common stock until the plan expires in 2013. Under the terms of this plan, options are granted at the closing price on the date of the grant and are exercisable over a period of up to five years. The options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. At July 30, 2005, there were 79,000 options outstanding and 159,500 options available for grant under the 2001 Director Plan.
      The following table summarizes the status of all Company stock option plans for the three years ended July 26, 2003, July 31, 2004, and July 30, 2005:

	Number of	Weighted Average
	Shares	Exercise Price

Options outstanding at
July 27, 2002	3,152,408	$30.18
Granted	789,152	$13.80
Terminated	(774,677)	$33.34
Exercised	(136,299)	$13.15

Options outstanding at
July 26, 2003	3,030,584	$25.89
Granted	884,676	$25.08
Terminated	(341,903)	$29.09
Exercised	(324,877)	$14.26

Options outstanding at
July 31, 2004	3,248,480	$26.49
Granted	953,400	$34.11
Terminated	(340,519)	$33.07
Exercised	(215,990)	$16.52

Options outstanding at
July 30, 2005	3,645,371	$28.46
Exercisable options at
July 26, 2003	1,438,997	$33.42
July 31, 2004	1,461,618	$33.35
July 30, 2005	3,154,064	$30.53

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The range of exercise prices for options outstanding at July 30, 2005 was $10.50 to $58.55. The range of exercise prices for options is due to changes in the price of the Company’s stock over the period of the grants.
      The following summarizes information about options outstanding and exercisable at July 30, 2005:

	Outstanding Options

		Weighted Average
	Number of	Remaining	Weighted Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price

$10.01 to $12.50	15,067	6.4	$10.81
$12.51 to $15.00	862,149	6.8	$14.05
$15.01 to $23.92	7,000	7.2	$17.31
$23.93 to $30.00	1,270,770	6.8	$25.94
$30.01 to $35.00	902,838	9.0	$34.33
$35.01 to $40.00	35,300	4.0	$37.19
$40.01 to $47.00	358,379	4.9	$45.32
$47.01 to $60.00	193,868	3.5	$50.61

	3,645,371	7.0	$28.46

	Exercisable Options

	Number of Shares
	Exercisable as of	Weighted Average
Range of Exercise Prices	July 30, 2005	Exercise Price

$10.01 to $12.50	11,441	$10.65
$12.51 to $15.00	418,968	$14.11
$15.01 to $23.92	3,000	$16.33
$23.93 to $30.00	1,230,270	$25.88
$30.01 to $35.00	902,838	$34.33
$35.01 to $40.00	35,300	$37.19
$40.01 to $47.00	358,379	$45.32
$47.01 to $60.00	193,868	$50.61

	3,154,064	$30.53

      These options will expire if not exercised at specific dates ranging from August 2005 to May 2015. The prices for the options exercisable at July 30, 2005 ranged from $10.50 to $58.55.

16.	Related Party Transactions
      The Company leases administrative offices from entities related to officers of certain of its subsidiaries. The total expense under these arrangements for the fiscal years ended July 30, 2005, July 31, 2004, and July 26, 2003 were $1.3 million, $1.5 million and $1.9 million, respectively. The remaining

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
future minimum lease commitments under these arrangements during each fiscal year through fiscal year 2010 and thereafter is as follows:

Related Party Future
Minimum Lease Payments

(Dollars in thousands)
2006	$1,155
2007	1,121
2008	1,009
2009	490
2010	130
Thereafter	477

Total	$4,382

17.	Major Customers and Concentration of Credit Risk
      The Company’s operating subsidiaries obtain contracts from both public and private concerns. For the last three fiscal years, revenues from Verizon, BellSouth, Comcast and Sprint represented the following percentages of total revenue:

	Fiscal Year Ended

	2005	2004	2003

Verizon	25.1%	3.7%	0.5%
BellSouth	16.6%	14.0%	12.1%
Comcast	11.3%	28.5%	33.0%
Sprint	7.5%	10.1%	7.6%
      Financial instruments which subject the Company to concentrations of credit risk consist almost entirely of trade accounts receivable. Verizon, BellSouth, Comcast, and Sprint represent a significant portion of the Company’s customer base. As of July 30, 2005, the total outstanding trade receivables from Verizon, BellSouth, Comcast, and Sprint were approximately $57.6 million or 35.8%, $15.0 million or 9.4%, $16.3 million or 10.2%, and $7.6 million or 4.7%, respectively, of the outstanding trade receivables.

18.	Commitments and Contingencies
      The federal employment tax returns for two of the Company’s subsidiaries have been audited by the Internal Revenue Service (“IRS”). As a result of the audit, the Company received a proposed assessment from the IRS in March 2004. At issue, according to the examination reports, are the taxpayers’ characterization of certain employee reimbursements for the calendar years 2000 and 2001. The Company reached an agreed assessment with the IRS regarding one of the two subsidiaries. The Company recorded the amount of the agreed assessment, which was paid during fiscal 2005, against the accrual for this matter that was established in fiscal 2004. Subsequent to this agreement, $7.4 million of the proposed assessment is still at issue. The Company continues to disagree with the amount of the proposed assessment with respect to the other subsidiary and is pursuing an administrative appeal of this matter which the Company intends to vigorously defend. The Company believes it has a number of legal defenses available that may substantially reduce the proposed assessment and has therefore not recorded any significant liability with respect to the remaining assessment.
      In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the provision for income taxes and the associated

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income tax assets and liabilities. The Company regularly assesses its position with regard to individual tax exposures and records liabilities for uncertain tax positions according to the principles of SFAS No. 5, Accounting for Contingencies. These liabilities reflect management’s best estimate of the likely outcomes of current and potential future audits.
      In the normal course of business, certain of the Company’s subsidiaries have pending claims and legal proceedings. It is the opinion of the Company’s management, based on information available at this time, that none of the current claims or proceedings will have a material effect on the Company’s consolidated financial statements.
      The Company and its subsidiaries have operating leases covering office facilities, vehicles, and equipment that have noncancelable terms in excess of one year. Certain of these leases contain renewal provisions and generally require the Company to pay insurance, maintenance, and other operating expenses. Total expense incurred under operating lease agreements, excluding the transactions with related parties (see Note 16), for the fiscal years ended July 30, 2005, July 31, 2004, and July 26, 2003, was $6.1 million, $6.9 million, and $7.4 million, respectively. The future minimum obligation under these leases during each fiscal year through fiscal 2010 and thereafter is as follows:

Future Minimum
Lease Payments

(Dollars in thousands)
2006	$5,025
2007	3,118
2008	1,594
2009	1,103
2010	790
Thereafter	2,387

Total	$14,017

19.	Segment Information
      The Company operates throughout the United States in one reportable segment as a specialty contractor. The Company provides engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric utilities and others. These services are provided by the Company’s various subsidiaries. All of the Company’s subsidiaries have been aggregated into one reporting segment due to their similar customer bases, products and production methods, and distribution methods. The following table presents information regarding revenues by type of customer:

	Fiscal Year Ended

	2005	2004	2003

	(Dollars in thousands)
Telecommunications	$733,008	$680,145	$537,703
Utility line locating	213,161	157,997	55,658
Electric utilities and other construction and maintenance	40,458	34,574	24,822

Total contract revenues	$986,627	$872,716	$618,183

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Quarterly Financial Data (Unaudited)
      In the opinion of management, the following unaudited quarterly data for the fiscal years ended July 30, 2005 and July 31, 2004 reflect all adjustments, which consist of normal recurring accruals, necessary to present a fair statement of amounts shown for such periods. The earnings per common share calculation for each quarter is based on the weighted average shares of common stock outstanding plus the dilutive effect of stock options.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(Dollars in thousands, except per share amounts)
2005:
Revenues	$263,166	$224,539	$247,660	$251,263
Income (Loss) Before Income Taxes	$25,797	$12,196	$22,795	$(2,153)
Net Income (Loss)	$15,621	$7,374	$13,713	$(12,393)
Earnings (Loss) per Common Share:
Basic	$0.32	$0.15	$0.28	$(0.25)
Diluted	$0.32	$0.15	$0.28	$(0.25)
2004:
Revenues	$196,021	$196,369	$219,562	$260,764
Income Before Income Taxes	$23,293	$26,932	$18,735	$28,220
Net Income	$13,927	$16,442	$11,177	$17,086
Earnings per Common Share:
Basic	$0.29	$0.34	$0.23	$0.35
Diluted	$0.29	$0.34	$0.23	$0.35
      The fourth quarter of 2004 had 14 weeks and all other quarters indicated above had 13 weeks. The sum of quarterly earnings per share amounts can differ from those reflected in the Company’s Consolidated Statements of Operations due to the weighting of common stock and common stock equivalents outstanding during each of the respective periods. The second quarter of fiscal 2004 includes a gain on sale of accounts receivable of approximately $11.4 million related to the sale of receivables due from Adelphia (See Note 4). The fourth quarter of fiscal 2005 includes a goodwill impairment charge of $29.0 million (see Note 7).

21.	Subsequent Event
      On September 23, 2005, the Company announced that it had commenced an offering (the “Offering”) of $150 million Senior Subordinated Notes due 2015 (the “Notes”). The Company intends to use the net proceeds from the Offering to partially fund a tender offer for up to 9.5 million shares of the Company’s common stock pursuant to a modified Dutch Auction self-tender offer. The Notes will be issued by Dycom Investments, Inc. (“Issuer”), a wholly owned subsidiary of the Company. The tender offer is subject to a number of terms and conditions, including closing of the Offering. The Offering is not conditional on the successful completion of the tender offer.
      The following condensed consolidating financial statements present, in separate columns, financial information for (i) Dycom Industries, Inc. (“Parent”) on a parent only basis, (ii) Issuer, (iii) guarantor subsidiaries for the Notes on a combined basis, (iv) other non-guarantor subsidiaries on a combined basis, (v) the eliminations necessary to arrive at the information for the Company on a consolidated basis, and (vi) the Company on a consolidated basis. The condensed consolidating financial statements are presented on the equity method. Under this method, the investments in subsidiaries are recorded at cost and adjusted

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for the Company’s share of subsidiaries’ cumulative results of operations, capital contributions, distributions and other equity changes.
      Each guarantor and non-guarantor subsidiary is wholly owned, directly or indirectly, by Issuer and Parent and the Notes will be fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and Parent. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Issuer or Parent, within the meaning of Rule 3-10 of Regulation S-X.

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
July 30, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

ASSETS
CURRENT ASSETS:
Cash and equivalents	$—	$—	$82,951	$111	$—	$83,062
Accounts receivable, net	3	—	161,049	269	—	161,321
Costs and estimated earnings in excess of billings	—	—	65,549	10	—	65,559
Deferred tax assets, net	1,217	—	10,847	471	—	12,535
Inventories	—	—	8,116	—	—	8,116
Other current assets	4,068	—	7,208	10	—	11,286

Total current assets	5,288	—	335,720	871	—	341,879

PROPERTY AND EQUIPMENT, net	869	—	112,418	3,858	—	117,145

OTHER ASSETS:
Goodwill	—	—	194,123	—	—	194,123
Intangible assets, net	—	—	33,320	—	—	33,320
Deferred tax assets, net non-current	1,733	—	—	—	(1,733)	—
Investment in subsidiaries	636,044	883,148	—	—	(1,519,192)	—
Intercompany receivables	—	—	329,850	—	(329,850)	—
Other	1,093	—	9,140	9	—	10,242

Total other assets	638,870	883,148	566,433	9	(1,850,775)	237,685

TOTAL	$645,027	$883,148	$1,014,571	$4,738	$(1,850,775)	$696,709

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,483	$—	$35,661	$41	$—	$37,185
Notes and capital leases payable	—	—	2,749	—	—	2,749
Billings in excess of costs and estimated earnings	—	—	464	—	—	464
Accrued self-insured claims	824	—	26,748	594	—	28,166
Income taxes payable	6,598	—	—	—	—	6,598
Other accrued liabilities	4,816	—	38,216	518	—	43,550

Total current liabilities	13,721	—	103,838	1,153	—	118,712

NOTES AND CAPITAL LEASES PAYABLE	—	—	4,179	—	—	4,179
ACCRUED SELF-INSURED CLAIMS	1,045	—	20,851	756	—	22,652
DEFERRED TAX LIABILITIES, net non-current	—	—	2,566	466	(1,733)	1,299
INTERCOMPANY PAYABLES	80,395	247,104	—	2,351	(329,850)	—
OTHER LIABILITIES	56	—	1	—	—	57

Total liabilities	95,217	247,104	131,435	4,726	(331,583)	146,899

Total stockholders’ equity	549,810	636,044	883,136	12	(1,519,192)	549,810

TOTAL	$645,027	$883,148	$1,014,571	$4,738	$(1,850,775)	$696,709

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JULY 30, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

REVENUES:	$—	$—	$981,776	$4,851	$—	$986,627

EXPENSES:
Costs of earned revenues, excluding depreciation	—	—	781,657	3,959	—	785,616
General and administrative	19,477	383	56,596	2,504	—	78,960
Bad debts expense	—	—	27	740	—	767
Depreciation and amortization	372	—	45,446	775	—	46,593
Goodwill impairment charge	—	—	28,951	—	—	28,951
Intercompany charges (income), net	(15,137)	13	12,848	2,276	—	—

Total	4,712	396	925,525	10,254	—	940,887

Interest income, net	62	—	465	397	—	924
Other income, net	(2)	—	7,887	4,085	—	11,970

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES	(4,652)	(396)	64,603	(921)	—	58,634
(BENEFIT) PROVISION FOR INCOME TAXES	(1,092)	—	33,929	1,483	—	34,320

NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES	(3,560)	(396)	30,674	(2,404)	—	24,314
EQUITY IN EARNINGS OF SUBSIDIARIES	27,874	28,270	—	—	(56,144)	—

NET INCOME (LOSS)	$24,314	$27,874	$30,674	$(2,404)	$(56,144)	$24,314

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 30, 2005
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

Net cash provided by (used in) operating activities	$(304)	$—	$92,381	$(4,645)	$—	$87,432

Cash flows from investing activities:
Restricted cash	(1,612)	—	4,536	—	—	2,924
Capital expenditures	(623)	—	(62,925)	(995)	—	(64,543)
Proceeds from sale of assets	5	—	10,514	5,659	—	16,178
Purchase of short-term investments	—	—	(65,649)	—	—	(65,649)
Proceeds from the sale of short-term investments	—	—	85,659	—	—	85,659
Intercompany advances	—	—	(8,527)	—	8,527	—
Cash paid for acquisitions, net of cash acquired	(8,527)	—	—	—	—	(8,527)

Net cash (used in) provided by investing activities	(10,757)	—	(36,392)	4,664	8,527	(33,958)

Cash flows from financing activities:
Debt issuance costs	(1,434)		—	—	—	(1,434)
Principal payments on notes and capital leases payable	—	—	(4,329)	—	—	(4,329)
Exercise of stock options and other	3,968	—	—	—	—	3,968
Intercompany funding	8,527	—	—	—	(8,527)	—

Net cash provided by (used in) financing activities	11,061	—	(4,329)	—	(8,527)	(1,795)

Net increase (decrease) in cash and equivalents	—	—	51,660	19	—	51,679
Cash and equivalents:
Beginning of year	—	—	31,291	92	—	31,383

End of year	$—	$—	$82,951	$111	$—	$83,062

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
July 31, 2004
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

ASSETS
CURRENT ASSETS:
Cash and equivalents	$—	$—	$31,291	$92	$—	$31,383
Short-term investments	—	—	20,010	—	—	20,010
Accounts receivable, net	3	—	130,554	1,370	—	131,927
Costs and estimated earnings in excess of billings	—	—	57,405	770	—	58,175
Deferred tax assets, net	516	—	10,901	505	—	11,922
Income taxes receivable	6,988	—	—	—	—	6,988
Inventories	—	—	5,353	—	—	5,353
Other current assets	1,688	—	8,076	511	—	10,275

Total current assets	9,195	—	263,590	3,248	—	276,033

PROPERTY AND EQUIPMENT, net	613	—	93,866	5,874	—	100,353

OTHER ASSETS:
Goodwill	—	—	223,861	280	—	224,141
Intangible assets, net	—	—	35,179	—	—	35,179
Deferred tax assets, net non-current	1,328	—	3,887	346	—	5,561
Investment in subsidiaries	608,169	846,307	—	—	(1,454,476)	—
Intercompany receivables	—	—	332,637	—	(332,637)	—
Other	773	—	9,783	12	—	10,568

Total other assets	610,270	846,307	605,347	638	(1,787,113)	275,449

TOTAL	$620,078	$846,307	$962,803	$9,760	$(1,787,113)	$651,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,736	$—	$32,419	$193	$—	$34,348
Notes and capital leases payable	—	—	4,163	—	—	4,163
Billings in excess of costs and estimated earnings	—	—	142	—	—	142
Accrued self-insured claims	3,545	—	16,838	1,914	—	22,297
Other accrued liabilities	4,529	—	36,146	853	—	41,528

Total current liabilities	9,810	—	89,708	2,960	—	102,478

NOTES AND CAPITAL LEASES PAYABLE	—	—	7,094	—	—	7,094
ACCRUED SELF-INSURED CLAIMS	253	—	22,220	—	—	22,473
INTERCOMPANY PAYABLES	90,851	238,138	—	3,648	(332,637)	—
OTHER LIABILITIES	203	—	113	513	—	829

Total liabilities	101,117	238,138	119,135	7,121	(332,637)	132,874

Total stockholders’ equity	518,961	608,169	843,668	2,639	(1,454,476)	518,961

TOTAL	$620,078	$846,307	$962,803	$9,760	$(1,787,113)	$651,835

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2004
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

REVENUES:	$—	$—	$859,519	$13,197	$—	$872,716

EXPENSES:
Costs of earned revenues, excluding depreciation	—	—	660,680	12,882	—	673,562
General and administrative	16,007	709	54,459	3,405	—	74,580
Bad debts expense	—	—	(38)	814	—	776
Depreciation and amortization	374	—	40,308	1,384	—	42,066
Intercompany charges (income), net	(14,587)	—	16,052	(1,465)	—	—

Total	1,794	709	771,461	17,020	—	790,984

Gain on sale of accounts receivable	—	—	11,359	—	—	11,359
Interest income, net	(590)	—	370	32	—	(188)
Other income, net	22	—	3,008	1,247	—	4,277

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES	(2,362)	(709)	102,795	(2,544)	—	97,180
(BENEFIT) PROVISION FOR INCOME TAXES	(233)	(162)	38,526	416	—	38,547

NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES	(2,129)	(547)	64,269	(2,960)	—	58,633
EQUITY IN EARNINGS OF SUBSIDIARIES	60,762	61,309	—	—	(122,071)	—

NET INCOME (LOSS)	$58,633	$60,762	$64,269	$(2,960)	$(122,071)	$58,633

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2004
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

Net cash provided by (used in) operating activities	$(4,169)	$—	$130,315	$(1,928)	$—	$124,218

Cash flows from investing activities:
Restricted cash	(91)	—	—	—	—	(91)
Capital expenditures	(372)	—	(35,019)	(491)	—	(35,882)
Proceeds from sale of assets	—	—	4,422	2,812	—	7,234
Purchase of short-term investments	—	—	(106,758)	—	—	(106,758)
Proceeds from the sale of short-term investments	—	—	141,898	—	—	141,898
Intercompany advances	—	—	(175,202)	—	175,202	—
Cash paid for acquisitions, net of cash acquired	(175,202)	—	—	—	—	(175,202)

Net cash (used in) provided by investing activities	(175,665)	—	(170,659)	2,321	175,202	(168,801)

Cash flows from financing activities:
Borrowings on notes payable	85,000	—	—	—	—	85,000
Principal payments on notes and capital leases	(85,000)	—	(3,368)	—	—	(88,368)
Exercise of stock options and other	4,632	—	—	—	—	4,632
Intercompany funding	175,202	—	—	—	(175,202)	—

Net cash provided by (used in) financing activities	179,834	—	(3,368)	—	(175,202)	1,264

Net (decrease) increase in cash and equivalents	—	—	(43,712)	393	—	(43,319)
Cash and equivalents:
Beginning of year	—	—	75,003	(301)	—	74,702

End of year	$—	$—	$31,291	$92	$—	$31,383

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JULY 26, 2003
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

REVENUES:	$—	$—	$597,159	$21,024	$—	$618,183

EXPENSES:
Costs of earned revenues, excluding depreciation	—	—	463,221	19,656	—	482,877
General and administrative	15,976	—	49,698	3,100	—	68,774
Bad debts expense	—	—	937	348	—	1,285
Depreciation and amortization	388	—	36,838	1,848	—	39,074
Intercompany charges (income), net	(8,845)	—	10,131	(1,286)	—	—

Total	7,519	—	560,825	23,666	—	592,010

Interest income, net	728	—	512	61	—	1,301
Other income, net	(2)	—	2,325	658	—	2,981

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES	(6,793)	—	39,171	(1,923)	—	30,455
(BENEFIT) PROVISION FOR INCOME TAXES:	(1,565)	—	14,178	693	—	13,306

NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES	(5,228)	—	24,993	(2,616)	—	17,149
EQUITY IN EARNINGS OF SUBSIDIARIES	22,377	22,377	—	—	(44,754)	—

NET INCOME (LOSS)	$17,149	$22,377	$24,993	$(2,616)	$(44,754)	$17,149

DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 26, 2003
(dollars in thousands)

			Subsidiary	Non-Guarantor	Eliminations and	Dycom
	Parent	Issuer	Guarantors	Subsidiaries	Reclassifications	Consolidated

Net cash provided by (used in) operating activities	$(42,412)	$—	$66,969	$441	$—	$24,998

Cash flows from investing activities:
Restricted cash	263	—	—	—	—	263
Capital expenditures	(469)	—	(18,274)	(669)	—	(19,412)
Proceeds from sale of assets	—	—	5,867	371	—	6,238
Purchase of short-term investments	—	—	(96,467)	—	—	(96,467)
Proceeds from the sale of short-term investments	—	—	114,505	—	—	114,505

Net cash (used in) provided by investing activities	(206)	—	5,631	(298)	—	5,127

Cash flows from financing activities:
Principal payments on notes and capital leases payable	—	—	(79)	—	—	(79)
Exercise of stock options and other	1,792	—	—	—	—	1,792

Net cash (used in) provided by financing activities	1,792	—	(79)	—	—	1,713

Net increase / (decrease) in cash and equivalent	(40,826)	—	72,521	143	—	31,838
Cash and equivalents:
Beginning of year	40,826	—	2,482	(444)	—	42,864

End of year	$—	$—	$75,003	$(301)	$—	$74,702

Offer to Exchange
all outstanding
8 1/8% Senior Subordinated Notes due 2015
($150,000,000 aggregate principal amount outstanding)
for
8 1/8% Senior Subordinated Notes due 2015
which have been registered under the Securities Act
of
Dycom Investments, Inc.
Guaranteed on a Senior Subordinated basis By
Dycom Industries, Inc.
and Certain of its Subsidiaries

PROSPECTUS

February 24, 2006